                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-88755

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PROSPECTUS SUPPLEMENT

DECEMBER 2, 1999

(TO PROSPECTUS -- DATED OCTOBER 29, 1999)

                                 ECHOSTAR LOGO


                   12,000,000 SHARES OF CLASS A COMMON STOCK


THE COMPANY:

- We are a leading provider of direct broadcast satellite television services in the United States, an international supplier of digital satellite receiver systems and a provider of other satellite services.

- EchoStar Communications Corporation
  5701 South Santa Fe Drive
  Littleton, Colorado 80120
  (303) 723-1000

- NASDAQ NATIONAL MARKET SYMBOL: DISH

THE OFFERING:


- Selling shareholders are offering to sell all of the 12,000,000 shares. These selling shareholders also have granted the underwriters an option to purchase an additional 1,800,000 shares to cover over-allotments. The table below does not reflect the exercise of this option.



- On December 2, 1999, the closing price of our Class A common stock was $71.00 per share


- We will not receive any of the proceeds from the sale of these shares and the selling shareholders will pay all registration and selling expenses, including any brokerage or underwriting commissions.


- Donaldson, Lufkin & Jenrette expects to deliver the shares of Class A common stock to purchasers on December 8, 1999.


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
                                                              PER SHARE      TOTAL
--------------------------------------------------------------------------------------
Public offering price:                                        $71.00      $852,000,000
Underwriting fees:                                            $ 1.9525    $ 23,430,000
Proceeds to selling shareholders:                             $69.0475    $828,570,000
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


THIS INVESTMENT INVOLVES RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE S-3.

--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has approved or determined whether this prospectus supplement or the accompanying prospectus are truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                     ALLEN & COMPANY INCORPORATED
                                         CREDIT SUISSE FIRST BOSTON
                                                       MERRILL LYNCH & CO.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
Where you can find more
information..........................   (ii)
Forward-looking statements...........   (ii)
EchoStar Communications
  Corporation........................    S-1
Risk factors.........................    S-3
Use of proceeds......................   S-18
Selling shareholders.................   S-18
Capitalization.......................   S-19
Description of our capital stock.....   S-20
Underwriting.........................   S-23
Legal matters........................   S-24
Experts..............................   S-25

                                   PROSPECTUS

                                        PAGE
Where You Can Find More
Information..........................      3
Forward Looking Statements...........      3
Echostar Communications..............      4
Risk Factors.........................      6
Use of Proceeds......................     20
Selling Shareholders.................     20
Description of Our Capital Stock.....     20
Plan of Distribution.................     23
Legal Matters........................     25
Experts..............................     25

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus. No one has been authorized to provide you with different information.

     The shares of class A common stock are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of those documents.

                                       (i)

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Our common stock is traded as "National Market Securities" on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998.

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

     - Our Quarterly Report on Form 10-Q for the quarter ended September 30,
       1999.


     - Our Current Reports on Form 8-K filed January 5, 1999, May 25, 1999, July 2, 1999, October 7, 1999 and December 1, 1999.


     - The description of our common stock set forth in our Registration Statement on Form 8-A filed on May 30, 1995.

     You may request free copies of these filings by writing or telephoning us at our principal offices, which are located at the following address:

                            EchoStar Communications Corporation
                            5701 South Santa Fe Drive
                            Littleton, Colorado 80120
                            Attention: David K. Moskowitz, Esq.
                            (303) 723-1000

                           FORWARD-LOOKING STATEMENTS

     All statements contained in this prospectus supplement, as well as statements made in press releases and oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known or unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The "Risk factors" section of this prospectus supplement, commencing on page S-3, summarizes certain of the material risks and uncertainties that could cause our actual results to differ materially. In addition to statements that explicitly describe such risks and uncertainties, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "anticipates," "intends" or the like to be uncertain and forward-looking. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. In this connection, investors should consider the risks described herein and should not place undue reliance on any forward-looking statements.

                                      (ii)

                      ECHOSTAR COMMUNICATIONS CORPORATION

     We are a leading provider of direct broadcast satellite, or DBS, television services in the United States through our DISH Network business unit. We are also an international supplier of digital satellite receiver systems and a provider of other satellite services.

THE DISH NETWORK

     We started offering subscription television services on the DISH Network in March 1996. As of October 31, 1999, more than 3.1 million households subscribed to DISH Network programming services. We now have five DBS satellites in orbit. Currently, we provide about 350 channels of digital television programming, CD quality audio programming and data services across the continental United States. We believe that the DISH Network offers programming packages that have a better "price-to-value" relationship than packages currently offered by most other subscription television providers, particularly cable TV operators. As of August 31, 1999, approximately 12 million United States households subscribed to direct broadcast satellite and other direct-to-home satellite services. In the first ten months of 1999, more than 1.1 million new households subscribed to our direct broadcast satellite services, an increase of 75% from the comparable period in 1998. We believe that there continues to be significant unsatisfied demand for high quality, reasonably priced television programming services.

     With the recent launch of EchoStar V, we expect to be able to offer over 500 video and audio channels, together with data services and high definition and interactive TV services, to consumers across the continental United States through the use of one small satellite dish.

ECHOSTAR TECHNOLOGIES CORPORATION

     In addition to supplying EchoStar satellite receiver systems for the DISH Network, our EchoStar Technologies Corporation subsidiary supplies similar digital satellite receivers to international satellite TV service operators. Our two major customers are Via Digital, a subsidiary of Telefonica, Spain's national telephone company, and Express Vu, a subsidiary of Bell Canada, Canada's national telephone company.

SATELLITE SERVICES

     Our Satellite Services business unit primarily leases capacity on our satellites to customers, including international services that broadcast foreign language programming to our subscribers, and Fortune 1000 companies that use our business television service to communicate with employees, customers and suppliers located around the United States. In addition, we are developing a wide range of Internet and high-speed data services. In mid-1999 we began offering to consumers our first of its kind DISHPlayer which combines satellite receiver, digital VCR, gaming and internet access capabilities all in one box. When a consumer subscribes to the WebTV service we offer in partnership with Microsoft, in addition to all of the video and audio channels we offer, the DISHPlayer receiver gives consumers e-mail and unlimited Internet access on their television.

BUSINESS STRATEGY

     Our primary objective is to continue to expand our DISH Network subscriber base and to develop as an integrated, full-service satellite company. To achieve this objective, we plan to:

     - Leverage our significant share of the DBS spectrum to offer more channels than any other video provider in the United States, and by offering unique programming services that will differentiate us from our competition. These services include satellite-delivered local signals and niche and foreign language services;

     - Offer marketing promotions that will enhance our position as a leading provider of value-oriented programming services and receiver systems;

     - Continue to expand DISH Network distribution channels;

     - Develop our ETC and Satellite Services businesses; and

     - Emphasize one-stop shopping for DBS services and equipment and superior customer service.

RECENT DEVELOPMENTS

     On September 23, 1999, we successfully launched EchoStar V, our fifth DBS satellite, from Cape Canaveral, Florida. EchoStar V, which commenced commercial service during November 1999, together with EchoStar I and EchoStar II, will enable our customers to receive 500 video and audio channels, together with data, high definition, and interactive TV services through the use of one small satellite dish.

     On each of July 19, 1999, and October 25, 1999, we completed two-for-one stock splits of our outstanding class A and class B Common Stock. All references to shares included in this prospectus supplement retroactively give effect to the July and October stock splits.


     On November 2, 1999, we entered into an exclusive multi-year agreement with Superstar/Netlink Group, a subsidiary of TVGuide, to convert its 1,400,000 current and inactive C-band (large dish) subscribers to our DBS (small dish) services. Under the terms of our agreement, Superstar will actively solicit its C-band subscribers to convert to our DBS services and will not provide its subscriber lists to cable providers or other DBS providers. Under the terms of the agreement, we will incur total subscriber acquisition costs, including payments to Superstar and the retailer, and for equipment and other incentives to the consumer, of up to $700 for each Superstar subscriber who actually converts to and remains a subscriber to our DBS services. In addition, we will pay Superstar an exclusivity fee of $10 million during December 1999.



     EchoStar Satellite Corporation, a wholly-owned subsidiary of ours, has entered into an agreement with the bankruptcy trustee for Skyview World Media, LLC, Russian Television Network, Inc. and Skyview Media Group, Inc. to acquire substantially all the assets of those entities from their respective bankruptcy estates. The purchase price for the assets is $23,000,000 together with the assumption of certain specified liabilities. The transaction is subject to the approval of the bankruptcy judge at a hearing scheduled for December 15, 1999, at which time the court may consider higher and better offers, if any. We expect the transaction to close before December 31, 1999.



     On December 2, 1999, we entered into a purchase agreement with several investment banking firms to sell, concurrent with the closing of this offering, $750,000,000 aggregate principal amount, excluding a $250,000,000 over-allotment option, of our 4 7/8% convertible subordinated notes due 2007 relying on an exemption from the registration requirements of the Securities Act of 1933 under Rule 144A. If those convertible notes were converted into shares of our class A common stock, we would be required to issue approximately 8.3 million additional shares which could cause the market price of our class A common stock to decline.

                                  RISK FACTORS

     You should carefully consider all of the information contained in this prospectus supplement before deciding whether to invest in our common stock and, in particular, the following factors:

WE HAVE SUBSTANTIAL INDEBTEDNESS AND ARE DEPENDENT ON OUR SUBSIDIARIES' EARNINGS TO MAKE PAYMENTS ON OUR INDEBTEDNESS

     We have substantial debt service requirements which make us vulnerable to changes in general economic conditions. The indentures governing our subsidiaries' debt restrict their ability to incur additional debt. Thus it is, and will continue to be, difficult for our subsidiaries to obtain additional debt if required or desired in order to implement our business strategy. Since we conduct substantially all of our operations through our subsidiaries, our ability to service our debt obligations is dependent upon the earnings of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or other payments. We have few assets of significance other than the capital stock of our subsidiaries. Our subsidiaries are separate legal entities. Furthermore, our subsidiaries are not obligated to make funds available to us, and creditors of our subsidiaries will have a superior claim to our subsidiaries' assets. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. The outstanding senior notes of our EchoStar DBS Corporation subsidiary, an intermediate holding company through which we conduct substantially all of our business, currently prohibit it from paying any dividends to us. We cannot assure you that any of our other subsidiaries will be able to pay dividends or otherwise distribute funds to us in an amount sufficient to pay the principal of or interest on indebtedness owed by us or by our subsidiaries. As of September 30, 1999, our subsidiaries had outstanding long-term debt (including both the current and long-term portion) of approximately $2.05 billion and also had $628 million of other liabilities. Our subsidiaries may incur significant indebtedness in the future.

RESTRICTIVE COVENANTS UNDER OUR INDEBTEDNESS MAY LIMIT OUR ABILITY TO OPERATE OUR BUSINESS

     The indentures relating to our long-term indebtedness contain restrictive covenants that may inhibit our ability to manage our business, engage in certain transactions that we believe to be beneficial to holders of common stock and to react to changing market conditions. These restrictions, among other things, limit the ability of our subsidiaries to:

     - incur additional indebtedness;

     - issue preferred stock;

     - sell assets;

     - create, incur or assume liens;

     - merge, consolidate or sell assets;

     - enter into transactions with affiliates; and

     - pay dividends and make other distributions.

IMPEDIMENTS TO RETRANSMISSION OF LOCAL AND DISTANT BROADCAST SIGNALS; OUR LOCAL AND DISTANT PROGRAMMING STRATEGY FACES UNCERTAINTY

     The Satellite Home Viewer Act permits satellite retransmission of distant network channels only to "unserved households." Whether a household qualifies as "unserved" for the purpose of eligibility to receive a distant network channel depends, in part, on whether that household can receive a signal of "Grade B intensity" as defined by the FCC. In February 1999, the FCC released a report and order on these matters. Although the FCC declined to change the values of Grade B intensity, it adopted a method for measuring it at particular households. The FCC also endorsed a method for predicting Grade B intensity at particular households. The FCC recently denied in part and granted in part our petition for reconsideration, allowing us some additional flexibility in the method for measuring Grade B intensity but denying our requests on other matters. We cannot be sure whether these methods are favorable to us or what weight, if any, the courts will give to the FCC's decision. In addition, the Satellite Home Viewer Improvement Act of 1999 was signed into law during November 1999. The new legislation could adversely affect us in several respects. The legislation prohibits us from carrying more than two distant signals for each broadcasting network, and leaves the FCC's Grade B intensity standard unchanged without future legislation. While the legislation reduces the royalty rate that we currently pay for superstation and distant network signals, it directs the FCC to require us to delete substantial programming (including sports programming) from these signals. These requirements may significantly hamper our ability to retransmit distant network and superstation signals.



     For existing customers, the new legislation also would permit hundreds of thousands of consumers to continue to receive distant network channels which would otherwise be required to be disconnected. The legislation generally would not, however, permit customers predicted to receive a signal of "Grade A" intensity to continue receiving distant network channels. As a result, we believe hundreds of thousands of consumers could lose access to network channels by satellite. In anticipation of passage of the legislation, and for other reasons, we recently ceased providing network channels to tens of thousands of customers. These turn offs, together with others, could result in a temporary material increase in subscriber turnover and a small reduction in revenue per subscriber. Further, broadcasters could seek a permanent injunction on our sales of local and distant network channels, which would have a material adverse effect on our subscriber turnover, revenue, ability to attract new subscribers, and our business operations generally.



     Although we believe that the Satellite Home Viewer Act of 1994 permitted us to retransmit the programming of a local network station back to its local market by satellite, several other parties oppose that view. The new legislation generally gives satellite companies a statutory copyright license to retransmit local-into-local network programming, but also requires satellite companies to obtain the retransmission consent of the local network station after a phase-in period of six months. Although we have entered into a retransmission consent agreement covering FOX Network owned and operated stations, we cannot be certain whether we will obtain retransmission consents to the extent they are required from the other three major networks or any local affiliate. Our inability to retransmit local programming could have an adverse effect on our strategy to compete with cable companies, which provide local programming. We currently offer programming broadcast by local affiliates of national television networks to thirteen major popular centers in the continental United States. The compulsory copyright license under the new legislation and the retransmission consent rules of the Communications Act of 1934, as amended, may not be sufficient to permit us to implement our strategy to retransmit that programming in the most efficient and comprehensive manner.



     Many other provisions of the new legislation could adversely affect us. Among other things, the law includes the imposition of "must carry" requirements on DBS providers. The "must carry" rules generally would require that commencing in January 2002 satellite distributors carry all the local broadcast stations in areas they serve, not just the four major networks. Since we have limited capacity, the number of markets in which we can offer local programming would be reduced by the "must carry" requirement to carry large numbers of stations in each market we serve. The legislation also includes provisions which could expose us to material monetary penalties, and permanent prohibitions on the sale of all local and distant network channels, based on what could be considered even inadvertent violations of the legislation, prior law, or the FCC rules. Imposition of these penalties would have a material adverse effect on our subscriber turnover, revenue, ability to attract new subscribers, and our business operations generally.



     Other provisions of the legislation would require that we cease transmission of any network channels for which we have not obtained retransmission consent six months after passage of the legislation. While the legislation directs the FCC to impose certain restrictions on the broadcasters' flexibility in retransmission consent negotiations, these restrictions are very limited and could be of little practical benefit to us, particularly since the FCC is not required to implement rules in this regard for one year from the passage of the legislation. Consequently, our efforts to retransmit local channels by satellite could be substantially blocked by the legislation.

TV NETWORKS OPPOSE OUR STRATEGY OF DELIVERING DISTANT NETWORK SIGNALS

     The national networks and local affiliate stations recently challenged, based upon copyright infringement, PrimeTime 24's methods of selling network programming to consumers. Historically, we obtained distant broadcast network channels for distribution to our customers through PrimeTime 24. The United States District Court for the Southern District of Florida entered a nationwide permanent injunction preventing PrimeTime 24 from selling its programming to consumers unless the programming was sold in accordance with certain stipulations in the injunction. The injunction covers "distributors" as well. The plaintiffs in the Florida litigation informed us that they considered us a "distributor" for purposes of that injunction. A federal district court in North Carolina also issued an injunction against PrimeTime 24 prohibiting certain distant signal retransmissions in the Raleigh area. The Fourth Circuit Court of Appeals recently affirmed the North Carolina Court's decision. We have implemented Satellite Home Viewer Act compliance procedures which materially restrict the market for the sale of network channels by us.

     In October 1998, we filed a declaratory judgment action in the United States District Court for the District of Colorado against the four major networks. We asked the court to enter a judgment declaring that our method of providing distant network programming does not violate the Satellite Home Viewer Act and hence does not infringe the networks' copyrights. In November 1998, the four major broadcast networks and their affiliate groups filed a complaint against us in federal court in Miami alleging, among other things, copyright infringement. The court combined the case that we filed in Colorado with the case in Miami and transferred it to the Miami court.

     In February 1999, CBS, NBC, FOX and ABC filed a "Motion for Temporary Restraining Order, Preliminary Injunction and Contempt Finding" against DIRECTV, Inc. in Miami related to the delivery of distant network channels to DIRECTV customers by satellite. Under the terms of a settlement between DIRECTV and the networks, some DIRECTV customers were scheduled to lose access to their satellite-provided network channels by July 31, 1999, while other DIRECTV customers were to be disconnected by December 31, 1999. Subsequently, PrimeTime 24 and substantially all providers of satellite-delivered network programming other than us agreed to this cut-off schedule.

     The networks are pursuing a Motion for Preliminary Injunction in the Miami Court, asking the court to enjoin us from providing network programming except under very limited circumstances. In general, the networks want us to turn off programming to our customers on the same schedule agreed to by DIRECTV.

     A preliminary injunction hearing was held on September 21, 1999. The Court took the issues under advisement to consider the networks' request for an injunction, whether to hear live testimony before ruling upon the request, and whether to hear argument on why the Satellite Home Viewer Act may be unconstitutional, among other things. The Court did not say when a decision will be made, or whether an additional hearing will be necessary prior to ruling upon the networks' preliminary injunction motion.


     If this case is decided against us, or a preliminary injunction is issued, significant material restrictions on the sale of distant ABC, NBC, CBS and FOX channels by us could result, including potentially a nationwide permanent prohibition on our broadcast of ABC, NBC, CBS and FOX network channels by satellite. The litigation and the new legislation discussed above, among other things, could also require us to terminate delivery of network signals to a material portion of our subscriber base, which could cause many of these subscribers to cancel their subscription to our other services. While the networks have not sought monetary damages, they have sought to recover attorney fees if they prevail. We have sent letters to some of our subscribers warning that their access to distant broadcast network channels might be terminated this year and have terminated ABC, NBC, CBS and FOX programming to many customers. Such terminations will result in a small reduction in average monthly revenue per subscriber and could result in increased subscriber turnover.

WE EXPECT OPERATING LOSSES THROUGH AT LEAST 2000 AND WE CANNOT BE CERTAIN THAT WE WILL ACHIEVE OR SUSTAIN OPERATING PROFITABILITY OR POSITIVE CASH FLOW FROM OPERATING ACTIVITIES

     Our financial performance will affect the market value of our common stock. Due to the substantial expenditures necessary to complete construction, launch and deployment of our direct broadcast satellite system and introduction of our DISH Network service to consumers, we have sustained significant losses in recent periods. If we do not have sufficient income or another source of cash, it could eventually affect our ability to service our debt and pay our other obligations. Our operating losses were $109 million, $224 million and $123 million for the years ended December 31, 1996, 1997 and 1998, respectively, and $53 million and $186 million for the nine months ended September 30, 1998 and 1999, respectively. We had net losses of $101 million, $313 million and $261 million for the years ended December 31, 1996, 1997 and 1998, respectively, and $148 million and $573 million for the nine months ended September 30, 1998 and 1999, respectively. Improvements in our results of operations depend largely upon our ability to increase our customer base while maintaining our price structure, effectively managing our costs and controlling subscriber turnover, which is the rate at which subscribers terminate service. We cannot assure you that we will be effective with regard to these matters. In addition, we incur significant acquisition costs to obtain DISH Network subscribers. These costs, which continue to increase, magnify the negative effects of subscriber turnover. We anticipate that we will continue to experience operating losses through at least 2000. These operating losses may continue beyond 2000.

WE FACE INTENSE COMPETITION FROM DIRECT BROADCAST SATELLITE AND OTHER SATELLITE SYSTEM OPERATORS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

     Our ability to increase earnings will partly depend on our ability to compete in the highly competitive subscription television industry. We compete with companies offering video, audio, data, programming and entertainment services, including cable operators and other satellite operators. Many of these competitors have substantially greater financial, marketing and other resources than we have.

     One competitor, DIRECTV, Inc., has launched four high powered direct broadcast satellites and has 46 direct broadcast satellite frequencies that are capable of full coverage of the continental United States . DIRECTV currently offers more than 200 channels of combined video and audio programming and, as of November 1999, had approximately 7.8 million subscribers. DIRECTV is, and will be for the foreseeable future, in an advantageous position with regard to market entry, programming, such as DIRECTV's exclusive sports programming and, possibly, volume discounts for programming offers.

     In addition, two other satellite companies in the U.S., including a subsidiary of Loral Space and Communications Limited, have conditional permits for a comparatively small number of direct broadcast satellite assignments that can be used to provide service to portions of the United States.

     The FCC has proposed to allocate additional expansion spectrum for direct broadcast satellite services, which could create significant additional competition in the market for subscription television services.

OUR BUSINESS RELIES ON THE INTELLECTUAL PROPERTY OF OTHERS AND WE MAY INADVERTENTLY INFRINGE THEIR PATENTS AND PROPRIETARY RIGHTS

     Many entities, including some of our competitors, now have and may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we would be required to cease developing or marketing those products, to obtain licenses to develop and market those products form the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing the patent claims. If a competitor holds intellectual property rights, the entity might be predisposed to exercise their right to prohibit our use of their intellectual property in our products and services at any price, thus impacting our competitive position.

     We cannot assure you that we are aware of all patents and other intellectual property rights that our products may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products may infringe claims contained in pending patent applications. Further, it is often not possible to determine definitively whether a claim or infringement is valid, absent protracted litigation.

     We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents held by others and the availability and cost of any such licenses. Those costs, and their impact on net income, could potentially be material. Damages in patent infringement cases can also include a tripling of actual damages in certain cases. To the extent that we are required to pay royalties to the third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our liquidity and operating results. Various parties have asserted patent and other intellectual property rights with respect to components within our direct broadcast satellite system. We cannot be certain that these persons do not own the rights they claim, that our products do not infringe on these rights, that we would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products to avoid infringement.

INCREASED SUBSCRIBER TURNOVER COULD AFFECT OUR FINANCIAL PERFORMANCE

     During 1999, we have experienced an increase in subscriber turnover, or churn. If our churn rate increases materially, it could adversely affect our financial condition and results of operations. While we expect to be able to continue to manage churn in line with our expectations for the remainder of this year, we can provide no assurance that churn will not increase in the future. Our litigation with the networks in Miami, the legislation pending in Congress and other factors, could require us to terminate delivery of network signals to a material portion of our subscriber base, which could cause many of those subscribers to cancel their subscription to our other services. We have sent letters to some of our subscribers warning that their access to distant broadcast network channels might be terminated this year and have terminated ABC, NBC, CBS and FOX programming to many customers. Such terminations could result in a small reduction in average monthly revenue per subscriber and could result in increased subscriber turnover. Further, our subscriber turnover could increase in the future as our subscriber base, and the industry generally, mature.

INCREASED SUBSCRIBER ACQUISITION COSTS COULD AFFECT OUR FINANCIAL PERFORMANCE

     We subsidize the cost of EchoStar receiver systems in order to attract new DISH Network subscribers. Consequently, our subscriber acquisition costs are significant. During the past several months, we have experienced a gradual increase in subscriber acquisition costs. In connection with our plans to encourage as many new subscribers as possible to be ready for the additional services that will become available at the 110 degree orbital location, and as a result of continuing competition and our plans to attempt to continue to drive rapid subscriber growth, we expect that our subscriber acquisition costs during 2000 could increase by as much as $25 per subscriber or more. Our subscriber acquisition costs, both in the aggregate and on a per new subscriber activation basis, may materially increase further to the extent that we continue or expand our bounty programs or the DISH Network One-Rate Plan, or if we determine that more aggressive promotions are necessary to respond to competition, or for other reasons. Further, subscriber acquisition costs will increase in connection with the Superstar C-band subscriber to our DISH Network. If subscriber acquisition costs increase materially, it could adversely affect our financial condition and results of operations.

WE COMPETE WITH CABLE TELEVISION AND OTHER LAND-BASED SYSTEMS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

     We encounter substantial competition in the subscription television market from cable television and other land-based systems. Cable television operators have a large, established customer base, and many cable operators have significant investments in, and access to, programming. Cable television service is
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currently available to more than 90% of the approximately 99 million U.S.
television households, and approximately 66% of total U.S. households currently subscribe to cable. Cable television operators currently have an advantage relative to us by providing local programming and service to multiple television sets within the same household. Cable operators may also obtain a competitive advantage through bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, efficient 2-way high speed data transmission, and telephone service on upgraded cable systems. For example, some cable companies now offer high speed Internet access over their upgraded fiber optic systems, and AT&T has announced that it intends to provide telephone service over Time Warner's cable system. As a result of these and other factors, we may not be able to continue to expand our subscriber base or compete effectively against cable television operators.

     When fully deployed, new technologies could have a material adverse effect on the demand for our direct broadcast satellite services. For example, new and advanced local multi-point distribution services are still in the development stage. In addition, entities such as regional telephone companies, which are likely to have greater resources than we have, are implementing and supporting digital video compression over existing telephone lines and digital "wireless cable." Moreover, mergers, joint ventures, and alliances among franchise, wireless or private cable television operators, regional Bell operating companies and others may result in providers capable of offering bundled cable television and telecommunications services in competition with us. For instance, AT&T has acquired cable operator TCI and has entered into a definitive agreement to acquire MediaOne. We may not be able to compete successfully with existing competitors or new entrants in the market for subscription television services.

CABLE COMPETITORS MAY BLOCK OUR ACCESS TO POPULAR PROGRAMMING

     We cannot be certain whether or not cable or other TV service providers would seek to acquire sports franchises or other popular programming and distribute exclusively the corresponding programming, which could possibly limit our access to such popular programming. For example, on May 19, 1998, we filed a complaint against Comcast, a major cable provider, seeking access to the sports programming controlled by Comcast in the Philadelphia area. On January 22, 1999, the FCC denied this complaint, partly on the basis that Comcast's programming is delivered terrestrially and therefore is not subject to program access prohibitions. We cannot be certain whether or not other TV service providers who control production or distribution of their own programming would switch to terrestrial transmission of their programming and seek to rely on the FCC's denial of our complaint against Comcast in order to deny us access to their programming.

SATELLITE PROGRAMMING SIGNALS HAVE BEEN PIRATED, WHICH COULD CAUSE US TO LOSE SUBSCRIBERS AND REVENUE

     The delivery of subscription programming requires the use of encryption technology to assure only those who pay can receive the programming. It is illegal to create, sell or otherwise distribute mechanisms or devices to circumvent that encryption. Theft of cable and satellite programming has been widely reported and our signal encryption has been pirated and could be further compromised in the future. We continue to respond to compromises of our encryption system with measures intended to make signal theft of our programming commercially uneconomical. We utilize a variety of tools to continue to accomplish this goal. Ultimately, if other measures are not successful, it could be necessary to replace the credit card size card that controls the security of each consumer set top box at a material cost to us. If we can not promptly correct a compromise in our encryption technology, it would adversely affect our revenue and our ability to contract for video and audio services provided by programmers.

THE REGULATORY REGIME WE OPERATE UNDER COULD CHANGE ADVERSELY

     The FCC imposes different rules for "subscription" and "broadcast" services. We believe that because we offer a subscription programming service, we are not subject to many of the regulatory obligations imposed upon broadcast licensees. However, we cannot be certain whether the FCC will find in the future that we should comply with regulatory obligations as a broadcast licensee with respect to our current and future operations, and certain parties have requested that we be treated as a broadcaster. If the FCC
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determined that we are a broadcast licensee, the FCC may require us to comply with all regulatory obligations imposed upon broadcast licensees, which are generally subject to more burdensome regulation than subscription service providers like us.

     Direct broadcast satellite operators like us currently are not subject to the "must carry" requirements of the Cable Act that require cable operators to carry all the local broadcast stations in the areas they serve, not just the four major networks. The cable industry and the broadcasters have argued that direct broadcast satellite operators should be subject to these requirements, and the broadcasters also have argued that satellite companies should not be allowed to distribute local network signals unless they become subject to those requirements. Congress has passed legislation that, when and if signed by the President, would impose such requirements on satellite companies. These obligations may adversely affect our plans to provide local programming, and "must carry" requirements could displace possibly more attractive programming. Additionally, the FCC recently imposed public interest requirements on direct broadcast satellite licensees, such as us, to set aside four percent of channel capacity exclusively for noncommercial programming for which we must charge programmers below-cost rates and for which we may not impose additional charges on subscribers. This could also displace programming for which we could earn commercial rates and could adversely affect our financial results. In addition, the American Distance Education Consortium ("ADEC") recently filed an informal complaint claiming that our requested rates for carrying non-commercial programming are higher than allowed by the rules, and a petition asking the FCC to declare that we may not use our EchoStar III satellite at the 61.5 degree orbital location to carry its (ADEC's) programming, but must instead use one of our satellites at the 119 degree orbital location. The FCC released its order in that proceeding on November 24, 1999. The FCC ruled that we may not use only EchoStar III at the 61.5 degree orbital location for all of the public interest programming that we must carry. Rather, we must, at a minimum, reserve 4% of our channels at each of our full-CONUS orbital locations exclusively for public interest programming. The FCC also deferred decision on the reasonableness of our proposed fees pending additional submissions by the parties and ruled that we have the right to use a third party to aid in the administration of our set-aside obligation. The FCC's determinations may further restrict our flexibility and require us to devote additional valuable full-CONUS capacity for public interest programming.

     The FCC has commenced a rulemaking which seeks to streamline and revise its rules governing direct broadcast satellite operators. This rulemaking concerns many new possible direct broadcast satellite rules. There can be no assurance about the content and effect of any new direct broadcast satellite rules passed by the FCC.


     The FCC has proposed allowing non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency as DBS and Ku-based FSS services. If the proposal is adopted, these satellite operations could provide global high-speed data services. This would, among other things, create additional competition for satellite and other services. The FCC has also requested comment on a request that would allow a terrestrial service proposed by Northpoint Communications, Inc. ("Northpoint") to retransmit local television or other video and data services to DBS subscribers or others in the same DBS spectrum that we use throughout the United States. Northpoint has been allowed by the FCC to conduct experimental operations in Texas and Washington, D.C. Furthermore, new legislation recently signed into law by the President requires the FCC to make a determination regarding licenses for facilities that will broadcast signals to underserved markets by using spectrum otherwise allocated to commercial use, possibly including our DBS Spectrum. If Northpoint or other entities become authorized to use our spectrum, they could cause harmful and substantial interference into our service.


OUR BUSINESS DEPENDS SUBSTANTIALLY ON FCC LICENSES THAT CAN EXPIRE OR BE REVOKED OR MODIFIED

     We have licenses to operate EchoStar I and EchoStar II at the 119 degree orbital location, which both expire in 2006, a license to operate EchoStar III at the 61.5 degree orbital location, which expires in 2008 and an authorization to launch and operate for 10 years EchoStar V and EchoStar VI at the 110 degree orbital location. Also, we have filed with the FCC an application for a license to operate EchoStar IV from the 148 degree orbital location as well as a request for a waiver of the requirement of serving
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Alaska and Hawaii from that orbital location. The state of Hawaii has requested the FCC to impose several conditions on these requested authorizations, and we have opposed many of these conditions. We cannot be sure whether the FCC will grant these requests or whether it will impose onerous conditions. Until recently, we operated EchoStar IV at the 148 degree orbital location under a special temporary authorization. Our authorization at the 148 degree orbital location requires us to utilize all of our FCC-allocated frequencies at that location by December 20, 2002, or risk losing those frequencies that we are not using. Third parties have opposed, and we expect them to continue to oppose, some of our authorizations or pending and future requests to the FCC for extensions, waivers and approvals.


     We recently received another special temporary authorization from the FCC to temporarily move our EchoStar IV satellite to the 110 degree orbital location and operate it pending the launch and successful in-orbit testing and initial operation of EchoStar V. This authorization was subject to several conditions and expired by its terms when EchoStar V commenced commercial operation during November 1999. We have filed a timely request for the extension of that authorization through the launch, in-orbit testing, and initial operation of EchoStar VI, or 180 days, whichever is less. We cannot be sure how the FCC will act on this request. Furthermore, EchoStar's plan to retransmit local broadcast channels and other programming from its satellites at the 110 degree orbital location could be viewed by the FCC as not complying with the FCC's requirement to serve Alaska and Hawaii from the 110 degree orbital location, and therefore not complying with the requirements of the Communications Act.


     The telemetry, tracking and control operations of EchoStar I are in an area of the spectrum called the "C-band." Although the FCC granted us conditional authority to use these frequencies for telemetry, tracking and control, in January 1996 a foreign government raised an objection to EchoStar I's use of these frequencies. We cannot be certain whether that objection will subsequently require us to relinquish the use of such C-band frequencies for telemetry, tracking and control purposes. Further, EchoStar II's telemetry, tracking and control operations are in the "extended" C-band. Our authorization to use these frequencies expired on January 1, 1999. Although we have timely applied for extension of that authorization to November 2006, we cannot be sure that the FCC will grant our request. If we lose the ability to use these frequencies for controlling either satellite, we would lose the satellite. Recently, the FCC released a notice of proposed rulemaking that may prohibit future satellite operations in the "extended" C-band frequencies. The FCC also is no longer accepting earth station applications in that band. These recent developments might have negative implications for us.

     All of our FCC authorizations are subject to conditions as well as to the FCC's authority to modify, cancel or revoke them. In addition, all of our authorizations for satellite systems that are not yet operational, including the license that we received from MCI WorldCom, are subject to construction and progress obligations, milestones, reporting and other requirements. The FCC has indicated that it may revoke, terminate, condition or decline to extend or renew such authorizations if we fail to comply with applicable Communications Act requirements. If we fail to file adequate reports or to demonstrate progress in the construction of our satellite systems, the FCC has stated that it may cancel our authorizations for those systems. We have not filed, or timely filed, all required reports or other filings, and some of our construction permits have expired, in connection with our authorized systems with the FCC. We cannot be certain whether or not the FCC would cancel our authorizations. While we have filed with the FCC pending requests for extensions of authorizations that have expired, we cannot be sure how the FCC will rule on these requests.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE


     Sales of a substantial number of shares of our class A common stock in the public market in connection with this offering, other offerings by us or the issuance of approximately 8.3 million shares of class A common stock upon conversion of the $750 million aggregate principal amount of 4 7/8% convertible subordinated notes to be sold concurrent with the closing of this offering, could cause the market price of our class A common stock to decline.


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WE DEPEND ON OTHERS TO PRODUCE PROGRAMMING

     We depend on third parties to provide us with programming services. Our programming agreements have remaining terms ranging from one to ten years and contain various renewal and cancellation provisions. We may not be able to renew these agreements on favorable terms or at all, or these agreements may be canceled prior to expiration of their original term. If we are unable to renew any of these agreements or the other parties cancel the agreements, we cannot assure you that we would be able to obtain substitute programming, or that such substitute programming would be comparable in quality or cost to our existing programming. In particular, the cost of sports programming has been rising rapidly. Our competitors currently offer much of the same programming that we do. Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and offer it attractively to our customers at competitive prices.

OUR SATELLITES ARE SUBJECT TO RISKS DURING AND AFTER LAUNCH

     Satellite launches are subject to significant risks, including launch failure, which may result in incorrect orbital placement or improper commercial operation. Approximately 15% of all commercial geostationary satellite launches have resulted in a total or constructive total loss. The failure rate varies by launch vehicle and satellite manufacturer. The loss, damage or destruction of any of our satellites as a result of electrostatic storm or collision with space debris would have a material adverse effect on our business. EchoStar IV has experienced certain anomalies; see "-- Insurance coverage of our satellites is limited."

     In November 1998 and 1999, certain meteoroid events occurred as the earth's orbit passed through the particulate trail of Comet 55P (Tempel-Tuttle). Similar meteoroid events are expected to occur again in November 2000. These meteoroid events pose a potential threat to all in-orbit geosynchronous satellites including our satellites. While the probability that our spacecraft will be damaged by space debris is very small, that probability will increase by several orders of magnitude during these meteoroid events.

WE DEPEND ON THE CABLE ACT FOR ACCESS TO OTHERS' PROGRAMMING

     Any change in the Cable Consumer Protection and Competition Act of 1992 ("Cable Act") and the FCC's rules that permit the cable industry or cable-affiliated programmers to discriminate against competing businesses, such as ours, in the sale of programming could adversely affect our ability to acquire programming at all or to acquire programming on a cost-effective basis. Under the Cable Act and the FCC's rules, cable-affiliated programmers generally must offer programming they have developed to all multi-channel video programming distributors on non-discriminatory terms and conditions. The Cable Act and the FCC's rules also prohibit some types of exclusive programming contracts. We purchase a substantial percentage of our programming from cable-affiliated programmers. Some of these restrictions on cable-affiliated programmers will expire in 2002 unless the FCC extends the rules. While we have filed several complaints with the FCC alleging discrimination, exclusivity, or refusals to deal, we have had limited success in convincing the FCC to grant us relief. The FCC has denied or dismissed many of our complaints, and we believe has generally not shown a willingness to enforce the program access rules stringently. As a result, we may be limited in our ability to obtain access (or non-discriminatory access) to cable-affiliated programming. In addition, the FCC recently modified certain of its attribution rules that determine whether a programmer is affiliated with a cable operator and therefore subject to the program access obligations. We do not yet know the implications or impact of these modified rules.

     In particular, on January 14, 1999, we filed a program access complaint with the FCC against Speedvision Network, L.L.C. and Outdoor Life Network, L.L.C. seeking access to programming controlled by these two networks alleging that the conduct of Speedvision and Outdoor Life Network in cutting off our access to programming after five days of carriage constituted an unreasonable refusal to deal and a prohibited unfair practice under the Communications Act and the FCC's rules. Speedvision has cut off the service allegedly based on its view that we breached a November 1998 contract between the parties and has sued us in federal district court in Connecticut requesting several remedies. On June 14, 1999 the

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FCC dismissed our complaint without prejudice to its reinstatement after the conclusion of the federal court litigation. We cannot be sure how the court will rule on Speedvision's and Outdoor Life Network's complaint.

     On June 23, 1999 we also filed a program access complaint alleging that the terms for carriage of the FOX Sports Arizona channel are discriminatory. FOX Sports has claimed, among other things, that our complaint is barred by an FCC ruling dismissing an earlier complaint against FOX Sports on statute of limitations grounds. We cannot be sure how the FCC will rule on these issues. In addition, the need to obtain certain retransmission consents and copyright licenses may limit our strategy to provide local programming in multiple markets.

OUR SATELLITES HAVE MINIMUM DESIGN LIVES OF 12 YEARS, BUT COULD FAIL BEFORE THEN

     Our ability to earn revenue wholly depends on the usefulness of our satellites. Each of our satellites has a limited useful life. A number of factors affect the useful lives of the satellites, including the quality of their construction, the durability of their component parts, the longevity of their station-keeping on orbit and the efficiency of the launch vehicle used. The minimum design life of each of EchoStar I, EchoStar II, EchoStar III, EchoStar IV and EchoStar V is 12 years. We can provide no assurance, however, as to the useful lives of the satellites. Anomalies EchoStar IV has experienced have reduced its useful life to less than 10 years. Our operating results would be adversely affected if the useful life of any of our other satellites were significantly shorter than 12 years. The satellite construction contracts for our satellites contain no warranties if EchoStar I, EchoStar II, EchoStar III, EchoStar IV or EchoStar V fails following launch. Additionally, moving any of these satellites, either temporarily or permanently, to another orbital location, decreases the orbital life of the satellite by up to six months per movement. Earlier this year, we temporarily moved our EchoStar IV satellite to the 110 degree orbital location, see "-- Our business depends substantially on FCC licenses that can expire or be revoked or modified."

     In the event of a failure or loss of any of EchoStar I, EchoStar II or EchoStar III, we may relocate EchoStar IV and use the satellite as a replacement for the failed or lost satellite. Such a relocation would require prior FCC approval and, among other things, a showing to the FCC that EchoStar IV would not cause additional interference compared to EchoStar I, EchoStar II or EchoStar III. If we choose to use EchoStar IV in this manner, we cannot assure you that this use would not adversely affect our ability to meet the operation deadlines associated with our permits. Failure to meet those deadlines could result in the loss of such permits which would have an adverse effect on our operations.

INSURANCE COVERAGE OF OUR SATELLITES IS LIMITED

     We renewed in-orbit insurance for EchoStar I, EchoStar II and EchoStar III through July 2000. The insurance policy with respect to in-orbit operation contains standard commercial satellite insurance provisions, including a material change in underwriting information clause requiring us to notify our insurers of any material change in the written underwriting information provided to the insurers or any change in any material fact or circumstance concerning our satellites insured under the policy. That notification could permit insurers to renegotiate the terms and conditions if the result is a material change in risk of loss or insurable interest. A change in the operating status of an insured satellite or any loss occurring during the policy period does not entitle the insurers to renegotiate the policy terms. Currently, our satellite insurance contains customary exclusions and does not apply to loss or damage caused by acts of war or civil insurrection, anti-satellite devices, nuclear radiation or radioactive contamination or certain willful or intentional acts designed to cause loss or failure of a satellite. There may be circumstances in which insurance will not fully reimburse us for any loss. For example, as a result of the failure over the past two years of three transponders on EchoStar III, resulting in the loss of use of six transponders on EchoStar III, our new insurance policy for EchoStar III contains a deductible of three or six transponders, depending on the power mode that we operate in. As a result of this deductible, we are currently insured for approximately 81% of our total transponders on EchoStar III.

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     The EchoStar IV launch insurance policy provided for insurance of $219.3 million covering the period from launch of the satellite on May 8, 1998 through May 8, 1999. Due to anomalies experienced by EchoStar IV during that period and the resulting pending claim for a total constructive loss, we did not obtain in-orbit insurance on EchoStar IV. Consequently, if we are unable to resolve our pending insurance claim to our satisfaction, EchoStar IV will not be insured if further losses occur in the future. In addition, insurance will not reimburse us for business interruption, loss of business, profit opportunity and similar losses that might arise from delay in the launch of any EchoStar satellite.

     We have procured normal and customary launch insurance for EchoStar V. The launch insurance policy provides for insurance of $225.0 million covering the period from launch of the satellite on September 23, 1999 through September 23, 2000. Before the policy expires, we expect to procure normal and customary in-orbit insurance but might not be able to procure that insurance at reasonable rates, or at all, if EchoStar V experiences any anomalies before that time.

WE MAY BE UNABLE TO SETTLE OUTSTANDING CLAIMS WITH INSURERS

     As a result of the partial failure of EchoStar IV solar arrays to deploy, a maximum of approximately 18 transponders on EchoStar IV are currently available for use at any one time. The number of available transponders will decrease over time. Additionally, six of the 44 transponders on EchoStar IV have failed, resulting in the loss of use of a total of 12 transponders. In addition to transponder failures, EchoStar IV has experienced anomalies affecting its heating systems and fuel system. Based on existing data, we expect that approximately 16 transponders will probably be available over the entire expected life of the satellite, absent significant additional transponder problems or other failures.

     In September 1998, we filed a $219.3 million insurance claim for a constructive total loss under the launch insurance policy related to EchoStar
IV. However, if we receive $219.3 million for a constructive total loss on the satellite, the insurers would obtain the sole right to the benefits of salvage from EchoStar IV under the terms of the launch insurance policy. Although we believe we have suffered a total loss of EchoStar IV under that definition in the launch insurance policy, we intend to negotiate a settlement with the insurers to compensate us for the reduced satellite transmission capacity and allow us to retain title to the asset.

     While there can be no assurance, we do not currently expect a material adverse impact on short or medium term satellite operations. Although we have not fully assessed the impairment to EchoStar IV from the transponder failures and other anomalies, we continue to believe that insurance proceeds will be sufficient to offset all write-downs of satellite assets that might ultimately be necessary because of lost functionality. However, we can provide no assurance that additional material failures will not occur, and we can provide no assurance as to the ultimate amount that may be received from the insurance claim, or that coverage will be available. We will continue to evaluate the performance of EchoStar IV and may modify our loss assessment as new events or circumstances develop.

     Our satellite insurance policy for EchoStar IV consists of separate identical policies with different carriers for varying amounts which, in combination, create a total insured amount of $219.3 million. Two of the participants in our insurance line have notified us they believe that our alleged delay in providing required insurance claim information may reduce their obligation to pay any settlement related to the claim. One carrier recently asserted it has no obligation to pay. We strongly disagree with the position taken by those insurers and continue to believe that the EchoStar IV insurance claim will be resolved in a manner satisfactory to us. However, we cannot assure you that we will receive the amount claimed or, if we do, that we will retain title to EchoStar IV with its reduced capacity. We met with our insurance carriers in November 1999 and are continuing discussions to resolve our claim.

WE MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE, IN ORDER TO CONTINUE GROWING AND INCREASE EARNINGS

     Our ability to increase earnings, and the market value and liquidity of our common stock, will partly depend on our ability to continue growing our business, which may require additional capital that we
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cannot be certain will be available to us. We may require additional funds to acquire new DISH Network subscribers or to enable existing subscribers to utilize all of the services we offer. We have previously disclosed that in connection with the launch of EchoStar V and EchoStar VI, we expected to incur one-time expenses in excess of $100 million, primarily during 2000, associated with repositioning existing subscribers' satellite dishes from the 119 degree orbital location to the 110 degree orbital location. Since the launch of EchoStar VI is now expected during the second quarter of 2000, we do not anticipate any repositioning expenses prior to that time. Further, while we will re-evaluate our plans as the launch of EchoStar VI approaches, we have tentatively determined to utilize the 110 degree orbital location to enhance revenue opportunities with new value added services for our current and future subscribers, and to maintain our primary DBS service at the 119 degree orbital location. Consequently, while our plans may change, we presently do not expect to incur the $100 million or more in repositioning costs previously disclosed. However, in connection with our plans to encourage as many new subscribers as possible to be ready for the additional services that will become available at the 110 degree orbital location, and as a result of continuing competition and our plans to attempt to continue to drive rapid subscriber growth, we expect that our subscriber acquisition costs during 2000 could increase by as much as $25 per subscriber or more. Our subscriber acquisition costs, both in the aggregate and on a per new subscriber activation basis, may materially increase further to the extent that we continue to expand our bounty programs or the DISH Network One-Rate Plan, or if we determine that more aggressive promotions are necessary to respond to competition, or for other reasons. Further, subscriber acquisition costs will increase in connection with the agreement to convert Superstar C-band subscribers to our DISH Network. If subscriber acquisition costs increase materially, it could adversely affect our financial condition and results of operations.

     In addition, we have conditional licenses or applications pending with the FCC for a two satellite Ku-band system, a two satellite Ka-band system, a two satellite extended Ku-band system and (through a partly owned subsidiary) a six satellite low earth orbit satellite system. We will need to raise additional funds for the foregoing purposes. Further, a number of factors, some of which are beyond our control or ability to predict, could require us to raise additional capital. These factors include, among other things, higher than expected subscriber acquisition costs or a defect in or the loss of any satellite. We cannot assure you that we will be able to raise additional capital at the time necessary or on satisfactory terms. The inability to raise sufficient capital would have a material adverse effect on our business.

WE MAY BECOME LIABLE IN A PENDING FEE DISPUTE

     In connection with the News Corporation litigation that arose in 1997, we have a contingent fee arrangement with the attorneys who represented us in that litigation which provides for the attorneys to be paid a percentage of any net recovery obtained in the News Corporation litigation. The attorneys have asserted that they may be entitled to receive payments totaling hundreds of millions of dollars under this fee arrangement. We are vigorously contesting the attorneys' interpretation of the fee arrangement, which we believe significantly overstates the magnitude of our liability.

     If we are unable to resolve this fee dispute, it would be resolved through arbitration or litigation. It is too early to determine the outcome of negotiations, arbitration or litigation regarding this fee dispute.

FAILURE OF YEAR 2000 COMPLIANCE INITIATIVES COULD ADVERSELY AFFECT US

     The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. Thus, as the century date approaches, date sensitive systems may recognize the year 2000 as 1900 or not at all. The inability to recognize or properly treat the year 2000 may cause computer systems to process critical financial and operational information incorrectly. If our Year 2000 remediation plan is not successful or is not completed in a timely manner, the Year 2000 issue could significantly disrupt our ability to transact business with our customers and suppliers, and could have a material impact on our operations. Even if our Year 2000 remediation plan is successful or we complete it on time, there can be no assurance that other companies will timely convert their systems with which our systems interact, or that any such failure to convert by another company would not have an adverse effect
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on our business or operations. We cannot estimate the potential adverse impact that may result from non-compliance with the year 2000 issue by the software and equipment vendors and others with whom we conduct business.

OUR STOCK PRICE MAY BE VOLATILE

     The price at which our common stock trades may be volatile and may fluctuate substantially due to competition and changes in the subscription television industry, regulatory changes, launch and satellite failures, operating results below expectations and other factors. In addition, price and volume fluctuations in the stock market may affect market prices for our common stock for reasons unrelated to our operating performance.

WE USE ONLY ONE DIGITAL BROADCAST CENTER

     We rely upon a single digital broadcast center located in Cheyenne, Wyoming, for key operations for programming signals, such as reception, encryption and compression. Although we recently acquired a digital broadcast center located in Gilbert, Arizona, this digital broadcast center will require significant time and expenditures to become fully operational. If a natural or other disaster damaged the digital broadcast center in Cheyenne, Wyoming, we cannot assure you that we would be able to continue to provide programming services to our customers.

COMPLEX TECHNOLOGY USED IN OUR BUSINESS COULD FAIL OR BECOME OBSOLETE

     New applications and adaptations of existing and new technology, including compression, conditional access, on screen guides and other matters, and significant software development, are integral to our direct broadcast satellite system and may, at times, not function as we expect. Technology in the satellite television industry is in a rapid and continuing state of change as new technologies develop. We cannot assure you that we and our suppliers will be able to keep pace with technological developments. In addition, delays in the delivery of components or other unforeseen problems in our direct broadcast satellite system may occur that could adversely affect performance or operation of our direct broadcast satellite system and could have an adverse effect on our business. Further, if a competitive satellite receiver technology becomes commonly accepted as the standard for satellite receivers in the United States, we would be at a significant technological disadvantage.

WE DEPEND PRIMARILY ON A SINGLE RECEIVER MANUFACTURER

     SCI Technology, Inc., a high-volume contract electronics manufacturer, is the primary manufacturer of EchoStar receiver systems. VTech recently began manufacturing some EchoStar receiver systems for us. JVC manufactures other consumer electronics products incorporating our receiver systems. If SCI is unable for any reason to produce receivers in a quantity sufficient to meet our requirements, it would impair our ability to add additional DISH Network subscribers and grow our technology business unit. Likewise, it would adversely affect our results of operations.

WE HAVE FEWER DISTRIBUTION CHANNELS THAN OUR LARGEST DIRECT BROADCAST SATELLITE COMPETITOR

     We do not have manufacturing agreements or arrangements with consumer products manufacturers other than JVC and Philips, and only JVC currently manufactures consumer electronics equipment incorporating our receivers. As a result, our receivers, and consequently our programming services, are less well known to consumers than those of our largest direct satellite broadcast competitor. Due in part to the lack of product recognition, approximately 19,000 retail outlets carry our receiver systems for sale compared to approximately 30,000 retail outlets for our largest direct satellite broadcast competitor.

WE MAY BE UNABLE TO MANAGE RAPIDLY EXPANDING OPERATIONS

     If we are unable to manage our growth effectively, it could materially adversely affect our business and results of operations. To manage our growth effectively, we must continue to develop our internal and external sales force, installation capability, customer service operations and information systems, and maintain our relationships with third party vendors. We also need to continue to expand, train and manage our employee base, and our management personnel must assume even greater levels of responsibility.

WE MAY BE VULNERABLE TO RISKS ASSOCIATED WITH ACQUISITIONS

     Acquisitions involve numerous risks, including, among other things, difficulties and expenses that we incur in connection with the acquisition and the subsequent assimilation of the operations of the acquired company, adverse consequences of conforming the acquired company's accounting policies to ours, the difficulty in operating acquired businesses, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired companies. We may not be able to successfully integrate any acquisition into our on-going operations or achieve estimated cost savings. We have made a number of acquisitions and will continue to review future acquisition opportunities. Acquisition candidates may not continue to be available on terms and conditions acceptable to us. In addition, if the operations of an acquired business do not meet expectations, we may need to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

WE RELY ON KEY PERSONNEL

     We believe that our future success will depend to a significant extent upon the performance of Charles W. Ergen, Chairman, Chief Executive Officer and President. The loss of Mr. Ergen could have an adverse effect on our business. We do not maintain "key man" insurance. Although all of our executives, other than executive officers, have executed agreements limiting their ability to work for or consult with competitors if they leave us, we do not have any employment agreements with any of our executive officers.

YOUR SHARES OF COMMON STOCK WILL HAVE LIMITED VOTING RIGHTS

     Our equity securities consist of common stock and preferred stock. Our common stock has been divided into three classes with different voting rights. Holders of class A common stock and holders of class C common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and holders of class B common stock are entitled to ten votes per share. Holders of series C preferred stock have no voting rights except as provided by law or unless dividends are in arrears. No class C common stock or other series of preferred stock is currently outstanding. However, upon a "change in control" of EchoStar, any holder of class C common stock would be entitled to ten votes per share. Holders of common stock generally vote together as single class on matters submitted to stockholders. Although the class A common stock represents approximately 48% of our total common and preferred shares outstanding, it represents only 8% of our total voting power. Holders of common stock purchased in this offering will therefore not be able to meaningfully participate in our affairs absent a restructuring of our capital stock or the conversion of the outstanding class B common stock into class A common stock.

WE ARE CONTROLLED BY ONE PRINCIPAL STOCKHOLDER

     Charles W. Ergen, our Chairman, Chief Executive Officer and President, currently beneficially owns approximately 52% of our total equity securities, assuming exercise of employee stock options, and he currently possesses approximately 91% of the total voting power. Thus, Mr. Ergen has the ability to elect a majority of our directors and to control all other matters requiring the approval of our stockholders. In addition, pursuant to a voting agreement among Mr. Ergen, News Corporation and MCI WorldCom, News Corporation and MCI WorldCom have agreed to vote their shares in accordance with the recommendation of our Board of Directors for five years. For Mr. Ergen's total voting power to be reduced to below 51%, his percentage ownership of the equity securities of EchoStar would have to be reduced to below 10%.

FOREIGN OWNERSHIP RESTRICTIONS COULD AFFECT OUR BUSINESS PLAN


     The Communications Act, and the FCC's implementing regulations, provide that, when subsidiaries of a holding company hold certain types of FCC licenses, foreign nationals or their representatives may not own or vote more than 25% of the total equity of the holding company, except upon an FCC public interest determination. Although the FCC's International Bureau has ruled that these limitations do not apply to providers of subscription direct broadcast satellite service like us, the ruling is under challenge. Furthermore, the limitations will apply to our licenses for fixed satellite service if we hold ourselves out as a common carrier or if the FCC decides to treat us as such a carrier. The FCC has noted that we have proposed to operate one of our authorized fixed satellite service systems on a common carrier as well as a non-common carrier basis. We have recently informed the FCC that we have no common carrier plans with respect to that system.


     Earlier this year, a subsidiary of The News Corporation Limited, an Australian corporation, acquired approximately 11.7% of our total outstanding stock, having 2.1% of our total voting power. The transaction has thus increased the possibility that foreign ownership of our stock may exceed the foreign ownership limitations if they apply. In connection with the MCI WorldCom authorization that we received in connection with that transaction, the FCC has decided to waive any foreign ownership limitations to the extent applicable. Nevertheless, we cannot foreclose the possibility that, in light of any subsequent FCC decisions or policy changes, we may in the future need a separate FCC determination that foreign ownership in excess of any applicable limits is consistent with the public interest in order to avoid a violation of the Communications Act or the FCC's rules.

WE MAY BE IN DEFAULT ON CERTAIN OBLIGATIONS

     We used satellite vendor financing in connection with the purchase of each of our operational satellites. Under the terms of that financing, we deferred paying a portion of the purchase price for the satellites until after the satellites were in orbit. As of September 30, 1999, we had $11.5 million in principal amount outstanding of these deferred payments relating to EchoStar I, $13.3 million relating to EchoStar II, $9.3 million relating to EchoStar III and $10.0 million relating to EchoStar IV. One of our wholly-owned subsidiaries, and its subsidiaries, provided security for the outstanding deferred payments relating to EchoStar I and EchoStar II with substantially all of their assets, subject to certain restrictions, and EchoStar DBS Corporation, another of our wholly-owned subsidiaries, guaranteed those amounts. The consummation of the January 1999 offering by EchoStar DBS Corporation of $2 billion of senior notes, and our recent reorganization, might have resulted in breaches of certain covenants in favor of the holders of these outstanding deferred payments, in particular the holders of outstanding deferred payments relating to EchoStar I and EchoStar II. We believe that, if a breach did occur, the holders of such outstanding deferred payments could theoretically allege damages arising out of such breach, including possibly the obligation to repay such outstanding deferred payments prior to their scheduled maturity together with the economic equivalent of interest through the scheduled maturity date.

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We have never declared or paid any cash dividends on any class of our common stock and we do not expect to declare dividends on our common stock in the foreseeable future. Payment of any future dividends will depend upon our earnings and capital requirements, restrictions in our debt facilities and other factors our Board of Directors considers appropriate. We currently intend to retain our earnings, if any, to support future growth and expansion.

                                USE OF PROCEEDS


     All of the class A common stock covered by this prospectus supplement is being sold by the selling shareholders. We will not receive any of the proceeds from those sales. Upon successful completion of this offering, the selling shareholders will pay us in excess of $67 million, as previously agreed by the parties, in connection with the construction and launch of EchoStar VI.


                              SELLING SHAREHOLDERS

     The table below shows certain information about the shares covered by this prospectus supplement and other shares of common stock beneficially owned by the selling shareholders on the date of this prospectus supplement. This table assumes that all shares covered by this prospectus supplement will be sold by the selling shareholders and that no additional shares of common stock are bought or sold by any selling shareholder. The number of shares set forth in the table gives effect to our July 1999 and our October 1999 two-for-one stock splits.


                                      NUMBER OF            NUMBER OF            NUMBER OF     PERCENTAGE OF
                                       CLASS A              CLASS A              CLASS A         CLASS A
                                        SHARES           SHARES OFFERED        SHARES TO BE   SHARES TO BE
                                     BENEFICIALLY           BY THIS             HELD AFTER     HELD AFTER
        SELLING SHAREHOLDER             OWNED       PROSPECTUS SUPPLEMENT(1)   OFFERING(2)      OFFERING
News America Incorporated..........   27,564,384            9,612,000           17,952,384        16.5%
MCI WorldCom Network Services,
  Inc.*............................    6,848,080            2,388,000            4,460,080         4.1%
                                      ----------           ----------           ----------
          Total....................   34,412,464           12,000,000           22,412,464
                                      ==========           ==========           ==========


---------------

 *  A wholly-owned subsidiary of MCI WorldCom.


(1) Does not include the option granted to the underwriters to purchase an additional 1.8 million shares to cover over-allotments.


(2) These shares have been registered for resale by the selling shareholders. The selling shareholders, however, have agreed not to sell any shares of class A common stock, other than the shares included in this offering, for a period of six months (see "Underwriting") and, thereafter, only as provided in the prospectus.

                                 CAPITALIZATION


     The following table sets forth our consolidated capitalization as of September 30, 1999 on a historical basis and as adjusted to reflect our concurrent sale of $750 million aggregate principal amount of our 4 7/8% convertible subordinated notes due 2007 and the application of the proceeds, net of our estimated offering expenses and the initial purchasers' discounts and commissions. This table should be read together with our financial information which is incorporated by reference into this prospectus supplement. See "Where you can find more information" on page (ii).



                                                              AS OF SEPTEMBER 30, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                                   (IN THOUSANDS)
                                                                     (UNAUDITED)
Cash and cash equivalents...................................  $   118,771   $   853,571
Marketable investment securities............................       79,978        79,978
                                                              -----------   -----------
          Total cash, cash equivalents, and marketable
            investment securities...........................  $   198,749   $   933,549
                                                              -----------   -----------
          Total assets......................................  $ 2,807,957   $ 3,557,957
                                                              ===========   ===========
Long-term debt (net of current portion):
  Mortgages and notes payable...............................  $    30,211   $    30,211
  1994 Notes................................................        1,503         1,503
  1996 Notes................................................        1,097         1,097
  1997 Notes................................................           15            15
  9 1/4% Senior Notes due 2006..............................      375,000       375,000
  9 3/8% Senior Notes due 2009..............................    1,625,000     1,625,000
  4 7/8% Convertible Subordinated Notes due 2007............           --       750,000
                                                              -----------   -----------
          Total long-term debt..............................  $ 2,032,826   $ 2,782,826(1)
                                                              -----------   -----------
Stockholders' equity (deficit):
  6 3/4% Series C Cumulative Convertible Preferred Stock,
     1,042,057 shares issued and outstanding,...............  $    51,429   $    51,429
  Class A Common Stock, $.01 par value, 800,000,000 shares
     authorized, 108,598,354 shares issued and
     outstanding............................................        1,086         1,086
  Class B Common Stock, $.01 par value, 400,000,000 shares
     authorized, 119,217,604 shares issued and
     outstanding............................................        1,192         1,192
  Class C Common Stock, $.01 par value, 400,000,000 shares
     authorized, none outstanding...........................           --            --
  Common Stock Warrants.....................................           12            12
  Additional paid-in capital................................    1,438,202     1,438,202
  Accumulated deficit.......................................   (1,382,911)   (1,382,911)
                                                              -----------   -----------
          Total stockholders' equity (deficit)..............  $   109,010   $   109,010
                                                              -----------   -----------
          Total capitalization..............................  $ 2,141,836   $ 2,891,836(1)
                                                              ===========   ===========


---------------


(1) If the initial purchasers of our concurrent sale of $750 million aggregate principal amount of our 4 7/8% convertible subordinated notes exercise their over-allotment option to purchase an additional $250 million aggregate principal amount of our 4 7/8% convertible subordinated notes, our total long-term debt would be $3,032,826 and our total capitalization would be $3,141,836.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

     Our authorized capital stock currently consists of:

     - 1,600,000,000 shares of common stock, of which 800,000,000 shares are designated class A common stock, 400,000,000 shares are designated class B common stock and 400,000,000 shares are designated class C common stock; and

     - 20,000,000 shares of preferred stock, including 2,300,000 shares of 6 3/4% Series C cumulative convertible preferred stock.

     As of November 22, 1999, 108,802,641 shares of class A common stock were issued and outstanding and held of record by 2,172 stockholders, 119,217,604 shares of class B common stock were issued and outstanding and held of record by Charles W. Ergen, our Chairman, Chief Executive Officer and President, and no shares of class C common stock were issued and outstanding. As of November 22, 1999, 1,021,667 shares of Series C preferred stock were issued and outstanding. All outstanding shares of the class A common stock and class B common stock are fully paid and nonassessable. A summary of the powers, preferences and rights of the shares of each class of common stock and each series of preferred stock is described below.

     The transfer agent for our capital stock, including the class A common stock, is American Securities Transfer & Trust, Inc.

     On each of July 19, 1999 and October 25, 1999, we completed two-for-one stock splits of our outstanding class A and class B common stock.

CLASS A COMMON STOCK

     Each holder of class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class A common stock votes together with the class B common stock and the class C common stock on all matters submitted to a vote of stockholders. Subject to the preferential rights of any outstanding series of preferred stock and to any restrictions on the payment of dividends imposed under the terms of our indebtedness, the holders of class A common stock are entitled to such dividends as may be declared from time to time by our Board of Directors from legally available funds and, together with the holders of the class B common stock, are entitled, after payment of all prior claims, to receive pro rata all of our assets upon a liquidation. Holders of class A common stock have no redemption, conversion or preemptive rights.

CLASS B COMMON STOCK

     Each holder of class B common stock is entitled to ten votes for each share of class B common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class B common stock votes together with the class A common stock and the class C common stock on all matters submitted to a vote of the stockholders. Each share of class B common stock is convertible, at the option of the holder, into one share of class A common stock. The conversion ratio is subject to adjustment from time to time upon the occurrence of certain events, including: (i) dividends or distributions on class A common stock payable in class A common stock or certain other capital stock;
(ii) subdivisions, combinations or certain reclassifications of class A common stock; and (iii) issuances of rights, warrants or options to purchase class A common stock at a price per share less than the fair market value of the class A common stock. Each share of class B common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the class A common stock and class C common stock.

CLASS C COMMON STOCK

     Each holder of class C common stock is entitled to one vote for each share of class C common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class C common stock votes together with class A common stock and the class B common stock on all matters submitted to a vote of stockholders. Each share of class C common stock is convertible into class A common stock on the same terms as the class B common stock. Each share of class C common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the class A common stock and class B common stock. Upon a change of control of our company, each holder of outstanding shares of class C common stock is entitled to cast ten votes for each share of class C common stock held by such holder. We do not currently intend to issue any shares of class C common stock. Under current National Association of Securities Dealers rules, we are not able to issue class C common stock so long as the class A common stock is quoted on the Nasdaq National Market.

PREFERRED STOCK

     Our Board of Directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions of the series, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our Board of Directors may, without stockholder approval, issue additional preferred stock of existing or new series with voting and other rights that could adversely affect the voting power of the holders of common stock and could have certain anti-takeover effects.

SERIES C PREFERRED STOCK

     As of September 30, 1999, holders of an aggregate of 1,257,943 shares of the Company's 6 3/4% Series C cumulative convertible preferred stock converted their shares into approximately 10,322,000 shares of class A common stock.

     Holders of the Series C preferred stock were entitled to a quarterly cash payment of $0.844 per share through November 1, 1999, which was funded from a deposit account created when the Series C preferred stock was issued. Dividends begun to accrue on the Series C preferred stock on November 2, 1999 and holders of the Series C preferred stock accrue from November 2, 1999, and holders of the Series C preferred stock will be entitled to receive cumulative dividends at an annual rate of 6 3/4% of the liquidation preference, payable quarterly in arrears, commencing February 1, 2000. Dividends may, at our option, be paid in cash or by delivery of shares of class A common stock. The Series C preferred stock is redeemable at any time on or after November 1, 2000, in whole or in part, at our option, in cash or by delivery of class A common stock at specified redemption premiums.

     Upon any change of control, if the market value of our class A common stock is less than the conversion price, holders of Series C preferred stock would have a one time option to convert all of their outstanding shares into shares of class A common stock at an adjusted conversion price equal to the greater of the market value as of the change of control date and 66.67% of the market value as of the date of the initial offering of the Series C preferred stock. In lieu of issuing the shares of class A common stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such class A common stock otherwise issuable.

     The Series C preferred stock is convertible at any time, unless previously redeemed, at the option of the holder thereof, into that number of whole shares of class A common stock as is equal to the liquidation preference divided by a conversion price of $6 3/32, subject to adjustment under certain circumstances.

     The Series C preferred stock ranks senior to the class A common stock and senior or pari passu with other existing and future offerings of preferred stock in right of payment. Holders of the Series C preferred stock have no voting rights with respect to general corporate matters except as provided by law or upon certain dividend arrearages. The affirmative vote or consent of holders of at least 66.67% of the outstanding Series C preferred stock is required for the issuance of any class or series of our stock (or security convertible into our stock) ranking senior to or pari passu with the Series C preferred stock as to dividends or liquidation rights (other than additional shares of Series B preferred stock or certain pari passu securities with an aggregate liquidation preference not to exceed $100 million) and for amendments to our articles of incorporation that would affect adversely the rights of holders of the Series C preferred stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our articles of incorporation provide that our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by Nevada corporate law. The provision has no effect on any non-monetary remedies that may be available to us or our stockholders and does not relieve us or our directors from complying with federal or state securities laws. Our articles of incorporation and by-laws provide for indemnification, to the fullest extent permitted by Nevada corporate law, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at our request as a director or officer of another corporation, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding. However, no indemnification may be made for any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to us.

NEVADA LAW AND LIMITATIONS ON CHANGES IN CONTROL

     The Nevada Revised Statutes prevent an "interested stockholders" defined generally as a person owning 10% or more of a corporation's outstanding voting stock, from engaging in a "combination" with a publicly-held Nevada corporation for three years following the date such person became an interested stockholder unless, before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approves the combination.

     The provisions authorizing our Board of Directors to issue preferred stock without stockholder approval and the provisions of the Nevada Revised Statutes relating to combinations with interested stockholders could have the effect of delaying, deferring or preventing a change in our control or the removal of our existing management. Each of the indentures relating to the senior notes of EchoStar DBS Corporation (one of our wholly-owned subsidiaries) also contains provisions with respect to a change of control. The series C preferred stock certificate of designation also contains certain change of control provisions.

     Charles W. Ergen, our Chairman, President and Chief Executive Officer, owns 119,217,604 shares of class B common stock, which constitute all of the outstanding class B shares. These shares are transferable to other persons, subject to securities laws limitations. If Mr. Ergen transferred a substantial portion of his shares of class B common stock, a change in control of EchoStar would result and Mr. Ergen would receive any premium paid for control of our company. In addition, any such change in control would result in an obligation on the part of EchoStar DBS Corporation, our wholly-owned subsidiary, to offer to purchase at a premium all of its outstanding senior notes.

                                  UNDERWRITING


     Subject to the terms and conditions contained in an underwriting agreement, dated December 2, 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Allen & Company Incorporated, Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from the selling shareholders the respective number of shares set forth opposite their names below.



                                                              NUMBER OF
UNDERWRITERS:                                                   SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........   7,200,000
Allen & Company Incorporated................................   1,600,000
Credit Suisse First Boston Corporation......................   1,600,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................   1,600,000
                                                              ----------
          Total.............................................  12,000,000
                                                              ==========



     Pursuant to the underwriting agreement, the selling shareholders have granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 1.8 million shares, on the same terms and conditions as are set forth on the cover page of this Prospectus Supplement. The underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, made in connection with this offering of the class A common stock.



     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares if they purchase any of the shares. The underwriters initially propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $1.172 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $.10 per share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions at any time without notice.



     The underwriting fees to be paid to the underwriters by the selling shareholders in connection with this offering will be $1.9525 per share and $23,430,000 in total.



     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities. Subject to the terms and conditions of the underwriting agreement, each of the selling shareholders has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities to the extent such liabilities occur in reliance upon and in conformity with written information furnished to us by such selling shareholder expressly for use in connection with the registration statement of which this prospectus supplement and the accompanying prospectus form a part. The selling shareholders have agreed that, for a period of 180 days from the date of the closing of this offering, they will not, without the prior written consent of both Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and us: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of class A common stock or any securities convertible into or exercisable or exchangeable for class A common stock; (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any class A common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of class A common stock, or such other securities, in cash or otherwise).

     The class A common stock is quoted on the Nasdaq National Market under the symbol "DISH."

     Other than in the United States, no action has been taken by EchoStar, the selling shareholders or the underwriters that would permit a public offering of the shares of class A common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus supplement and accompanying prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, any of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the class A common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of class A common stock in the open market to cover such syndicate short position or to stabilize the price of the class A common stock. These activities may stabilize or maintain the market price of the class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.


     In connection with our proposed concurrent convertible note offering, we have agreed not to issue, sell or otherwise dispose of any common stock or any securities convertible into or exchangeable or exercisable for common stock for 90 days from the date of the execution of the purchase agreement for the convertible notes without the prior written consent of the initial purchasers and other than as provided in the purchase agreement. Notwithstanding the preceding, we may issue common stock (a) upon the exercise of outstanding stock options or warrants or stock options issued under existing stock option plans and employee benefit schemes, (b) any securities convertible into or exchangeable or exercisable for common stock, upon conversion or exchange thereof, (c) on the conversion of the convertible notes or on conversion or payment of dividends on outstanding preferred stock and (d) as otherwise provided in the purchase agreement. We have further agreed, to the extent permitted by law, to limit sales by officers and directors other than Charles W. Ergen to no more than 600,000 shares during the 30 days following closing of that offering without the prior written consent of DLJ.



     DLJ acted as an initial purchaser in connection with the January 1999 offering of senior notes by our subsidiary, EchoStar DBS Corporation and, in some instances, has also acted as initial purchaser or underwriter for prior offerings, both public and private, for us and our subsidiaries during the past several years. DLJ received customary compensation for those services. DLJ has also provided other investment banking and advisory services to us in the past for which it has also received customary compensation. Certain officers and employees of DLJ have also purchased shares from us in the past and may continue to hold those shares. DLJ makes a market in our securities and may, from time to time, in the ordinary course of its business, own and trade our equity or debt securities.


                                 LEGAL MATTERS

     Friedlob Sanderson Raskin Paulson & Tourtillott, LLC, Denver, Colorado, will pass on the validity of the class A common stock offered by this prospectus supplement and accompanying prospectus. Mr. Friedlob, a member of the firm, is also a member of our Board of Directors and owns options to acquire 44,000 shares of class A common stock. Friedlob Sanderson Raskin Paulson & Tourtillott, LLC will rely on an opinion of Hale Lane Peek Dennison Howard and Anderson, Reno, Nevada, as to matters of Nevada law.

     Certain legal matters will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                    EXPERTS

     The audited financial statements incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of such firm as experts in giving said report.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OCTOBER 29, 1999                                                      PROSPECTUS

                                [ECHOSTAR LOGO]

                   34,412,464 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------

This prospectus relates to the proposed sale from time to time of shares of our Class A Common Stock by selling shareholders. These shares were acquired from us by a subsidiary of The News Corporation and a subsidiary of MCI WorldCom, Inc. We will not receive any of the proceeds from the sale of these shares and the selling shareholders will pay all registration and selling expenses, including any brokerage or underwriting commissions.

There are limitations on the number of shares that may be sold:

     Although we are registering 34.4 million shares, the selling shareholders can only sell 3.4 million shares until they have made all payments for the construction and launch of our EchoStar V and EchoStar VI direct broadcast satellites. Even after those payments have been made, the selling shareholders can only sell:

     - a maximum of 11.5 million shares in the aggregate through June 24, 2000, and 22.9 million shares in the aggregate between June 25, 2000 and June 24, 2001, less any shares sold prior to June 25, 2000; or

     - in a firm commitment underwritten public offering, a maximum of 17.2 million shares in the aggregate through June 24, 2000, and 27.5 million shares in the aggregate between June 25, 2000 and June 24, 2001, less any shares sold prior to June 25, 2000.

     As of the date of this prospectus, the selling shareholders have not made all construction and launch payments which are required to be made prior to the launch of EchoStar VI, nor have they appointed an underwriter. These sale limitations are discussed in more detail under the heading "Plan of distribution" commencing on page 23.

Our common stock is traded on the Nasdaq National Market under the symbol "DISH." On October 28, 1999 the last reported sale price of our common stock on the Nasdaq National Market was $61.31 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

      See "Risk factors" beginning on page 6 for certain risks you should consider before you purchase any shares.

--------------------------------------------------------------------------------

     Neither the SEC nor any state securities commission has approved or determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Where You Can Find More Information.........................     3
Forward Looking Statements..................................     3
Echostar Communications.....................................     4
Risk Factors................................................     6
Use of Proceeds.............................................    20
Selling Shareholders........................................    20
Description of Our Capital Stock............................    20
Plan of Distribution........................................    23
Legal Matters...............................................    25
Experts.....................................................    25

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying Prospectus Supplement. No one has been authorized to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Our common stock is traded as "National Market Securities" on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998.

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

     - Our Current Reports on Form 8-K filed January 5, 1999, May 25, 1999, July 2, 1999 and October 7, 1999. -- The description of our common stock set forth in our Registration Statement on Form 8-A filed on May 30, 1995.

     You may request free copies of these filings by writing or telephoning us at our principal offices, which are located at the following address:

                            EchoStar Communications Corporation
                            5701 South Santa Fe Drive
                            Littleton, Colorado 80120
                            Attention: David K. Moskowitz, Esq.
                            (303) 723-1000

                           FORWARD LOOKING STATEMENTS

     All statements contained in this prospectus, as well as statements made in press releases and oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known or unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The "Risk factors" section of this prospectus, commencing on page 6, summarizes certain of the material risks and uncertainties that could cause our actual results to differ materially. In addition to statements that explicitly describe such risks and uncertainties, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "anticipates," "intends" or the like to be uncertain and forward-looking. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. In this connection, investors should consider the risks described herein and should not place undue reliance on any forward-looking statements.

                            ECHOSTAR COMMUNICATIONS

     We are a leading provider of direct broadcast satellite, or DBS, television services in the United States through our DISH Network business unit. We are also an international supplier of digital satellite receiver systems and a provider of other satellite services.

THE DISH NETWORK

     We started offering subscription television services on the DISH Network in March 1996. As of October 1999, more than 3.0 million households subscribed to DISH Network programming services. We now have five DBS satellites in orbit. Currently, we have the ability to provide about 350 channels of digital television programming, CD quality audio programming and data services across the continental United States. We believe that the DISH Network offers programming packages that have a better "price-to-value" relationship than packages currently offered by most other subscription television providers, particularly cable TV operators. As of August 31, 1999, approximately 12 million United States households subscribed to direct broadcast satellite and other direct-to-home satellite services. In the first nine months of 1999, more than 1,000,000 new households subscribed to our direct broadcast satellite services, an increase of 81% from the comparable period in 1998. We believe that there continues to be significant unsatisfied demand for high quality, reasonably priced television programming services.

     With the recent launch of EchoStar V, we expect to be able to offer over 500 video and audio channels, together with data services and high definition and interactive TV services. Our subscribers can receive our services across the continental United States with one small "dual location" satellite dish.

ECHOSTAR TECHNOLOGIES CORPORATION

     In addition to supplying EchoStar satellite receiver systems for the DISH Network, our EchoStar Technologies Corporation subsidiary supplies similar digital satellite receivers to international satellite TV service operators. Our two major customers are Via Digital, a subsidiary of Telefonica, Spain's national telephone company, and Express Vu, a subsidiary of Bell Canada, Canada's national telephone company. We also offer consulting and integration services to development stage, international direct-to-home satellite operators.

SATELLITE SERVICES

     Our Satellite Services business unit primarily leases capacity on our satellites to customers, including international services that broadcast foreign language programming to our subscribers, and Fortune 1000 companies that use our business television service to communicate with employees, customers and suppliers located around the United States. In addition, we are developing a wide range of Internet and high-speed data services. In mid-1999 we began offering to consumers our first of its kind DISHPlayer which combines satellite receiver, digital VCR, gaming and internet access capabilities all in one box. When a consumer subscribes to the WebTV service we offer in partnership with Microsoft, in addition to all of the video and audio channels we offer, the DISHPlayer receiver gives consumers e-mail and unlimited Internet access on their television.

BUSINESS STRATEGY

     Our primary objective is to continue to expand our DISH Network subscriber base and to develop as an integrated, full-service satellite company. To achieve this objective, we seek to:

     - Leverage our significant share of the DBS spectrum by offering unique programming services that will differentiate us from our competition. These services include satellite-delivered local signals and niche and foreign language services;

     - Offer marketing promotions that will enhance our position as a leading provider of value-oriented programming services and receiver systems;

     - Continue to expand DISH Network distribution channels;

     - Develop our ETC and Satellite Services businesses; and

     - Emphasize one-stop shopping for DBS services and equipment and superior customer service.

RECENT DEVELOPMENTS

     On September 23, 1999, we successfully launched EchoStar V, our fifth DBS satellite, from Cape Canaveral, Florida. The solar panels were successfully deployed a few hours after launch and the communication antennas were successfully deployed, as expected. During in-orbit testing of EchoStar V, minor anomalies were detected which are not expected to affect service. Assuming successful completion of final in-orbiting testing, EchoStar V is expected to commence commercial service during November 1999. EchoStar V will enable our customers to receive 500 video and audio channels, together with data, high definition, and interactive TV services through the use of one "dual location" dish.

     On each of July 19, 1999 and October 25, 1999, we completed a two-for-one stock split of our outstanding class A and class B Common Stock. All references to shares included in this prospectus retroactively give effect to the July and October stock splits.

                                  RISK FACTORS

     You should carefully consider all of the information contained in this prospectus before deciding whether to invest in our common stock and, in particular, the following factors:

WE HAVE SUBSTANTIAL INDEBTEDNESS AND ARE DEPENDENT ON OUR SUBSIDIARIES' EARNINGS TO MAKE PAYMENTS ON OUR INDEBTEDNESS

     We have substantial debt service requirements which make us vulnerable to changes in general economic conditions. The indentures governing our subsidiaries' debt restrict their ability to incur additional debt. Thus it is, and will continue to be, difficult for our subsidiaries to obtain additional debt if required or desired in order to implement our business strategy. Since we conduct substantially all of our operations through our subsidiaries, our ability to service our debt obligations is dependent upon the earnings of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or other payments. Our subsidiaries are not obligated to make funds available to us, and creditors of our subsidiaries will have a superior claim to our subsidiaries' assets. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. The outstanding senior notes of one of our subsidiaries, EchoStar DBS Corporation, would currently prohibit it from paying any dividends to us. As of June 30, 1999, we had outstanding long-term debt (including both the current and long-term portion) of approximately $2.06 billion and $615 million of other liabilities. Our subsidiaries may incur significant indebtedness in the future. Our ability to meet our payment obligations will depend on the success of our business strategy, which is subject to uncertainties and contingencies beyond our control.

RESTRICTIVE COVENANTS UNDER OUR INDEBTEDNESS MAY LIMIT OUR ABILITY TO OPERATE OUR BUSINESS

     The indentures relating to our long-term indebtedness contain restrictive covenants that may inhibit our ability to manage our business, engage in certain transactions that we believe to be beneficial to holders of common stock and to react to changing market conditions. These restrictions, among other things, limit the ability of our subsidiaries to:

     - incur additional indebtedness;

     - issue preferred stock;

     - sell assets;

     - create, incur or assume liens;

     - create dividend and other payment restrictions with respect to our subsidiaries;

     - merge, consolidate or sell assets;

     - enter into transactions with affiliates; and

     - pay dividends.

WE EXPECT OPERATING LOSSES THROUGH AT LEAST 2000 AND WE CANNOT BE CERTAIN THAT WE WILL ACHIEVE OR SUSTAIN OPERATING PROFITABILITY OR POSITIVE CASH FLOW FROM OPERATING ACTIVITIES

     Our financial performance will affect the market value of our common stock. Due to the substantial expenditures necessary to complete construction, launch and deployment of our direct broadcast satellite system and introduction of our DISH Network service to consumers, we have sustained significant losses in recent periods. If we do not have sufficient income or another source of cash, it could eventually affect our ability to service our debt and pay our other obligations. Our operating losses were $109 million, $224 million and $123 million for the years ended December 31, 1996, 1997 and 1998, respectively, and $37 million and $107 million for the six months ended June 30, 1998 and 1999, respectively. We had net losses of $101 million, $313 million, $261 million for the years ended December 31, 1996, 1997 and 1998, respectively, and $96 million and $448 million for the six months ended June 30, 1998 and 1999, respectively. Improvements in our results of operations depend largely upon our ability to increase our customer base while maintaining our price structure, effectively managing our costs and controlling subscriber turnover, which is the rate at which subscribers terminate service. We cannot assure that we will be effective with regard to these matters. In addition, we incur significant acquisition costs to obtain DISH Network subscribers. These costs, which continue to increase, magnify the negative effects of subscriber turnover. We anticipate that we will continue to experience operating losses through at least 2000. These operating losses may continue beyond 2000.

WE MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE, IN ORDER TO CONTINUE GROWING AND INCREASE EARNINGS

     Our ability to increase earnings, and the market value and liquidity of our common stock, will partly depend on our ability to continue growing our business, which may require additional capital that we cannot be certain will be available to us. We may require additional funds to acquire new DISH Network subscribers or to enable existing subscribers to utilize all of the services we offer. We expect to incur material one-time expenses, primarily during 2000, associated with repositioning existing subscribers' satellite dishes from the 119 degree orbital location to the 110 degree orbital location (or supplying customers with dual location dishes if they want to utilize all of our services). The cost to us of repositioning subscriber dishes could be $100 per subscriber or more. We believe that many of our subscribers will reposition their own satellite dishes, and that when we have to reposition dishes, many subscribers will purchase additional programming services and hardware, partially offsetting our repositioning costs. We cannot predict the percentage of our subscriber base whose dishes we will have to reposition, or for whom we will bear a repositioning cost, and we cannot predict the extent to which subscribers will purchase additional hardware or programming services which may partially offset our final cost to reposition their dishes. Those costs are likely to exceed $100 million.

     In addition, we have conditional licenses or applications pending with the FCC for a two satellite Ku-band system, a two satellite Ka-band system, a two satellite extended Ku-band system and (through a partly owned subsidiary) a six satellite low earth orbit satellite system. We will need to raise additional funds for the foregoing purposes. Further, a number of factors, some of which are beyond our control or ability to predict, could require us to raise additional capital. These factors include, among other things, higher than expected subscriber acquisition costs or a defect in or the loss of any satellite. We cannot assure you that we will be able to raise additional capital at the time necessary or on satisfactory terms. The inability to raise sufficient capital would have a material adverse effect on our business.

WE FACE INTENSE COMPETITION FROM DIRECT BROADCAST SATELLITE AND OTHER SATELLITE SYSTEM OPERATORS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

     Our ability to increase earnings will partly depend on our ability to compete in the highly competitive subscription television industry. We compete with companies offering video, audio, data, programming and entertainment services, including cable operators and other satellite operators. Many of these competitors have substantially greater financial, marketing and other resources than we have.

     One competitor, DIRECTV, Inc., has launched four high powered direct broadcast satellites and has 46 direct broadcast satellite frequencies that are capable of full coverage of the continental United States . DIRECTV currently offers more than 200 channels of combined video and audio programming and as of October 7, 1999 had approximately 7.6 million subscribers. DIRECTV is, and will be for the foreseeable future, in an advantageous position with regard to market entry, programming, such as DIRECTV's exclusive sports programming and, possibly, volume discounts for programming offers.

     In addition, two other satellite companies in the U.S., including a subsidiary of Loral Space and Communications Limited, have conditional permits for a comparatively small number of direct broadcast satellite assignments that can be used to provide service to portions of the United States.

     The FCC has proposed to allocate additional expansion spectrum for direct broadcast satellite services, which could create significant additional competition in the market for subscription television services.

WE COMPETE WITH CABLE TELEVISION AND OTHER LAND-BASED SYSTEMS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

     We encounter substantial competition in the subscription television market from cable television and other land-based systems. Cable television operators have a large, established customer base, and many cable operators have significant investments in, and access to, programming. Cable television service is currently available to more than 90% of the approximately 99 million U.S. television households, and approximately 66% of total U.S. households currently subscribe to cable. Cable television operators currently have an advantage relative to us by providing local programming and service to multiple television sets within the same household. Cable operators may also obtain a competitive advantage through bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, efficient 2-way high speed data transmission, and telephone service on upgraded cable systems. For example, some cable companies now offer high speed Internet access over their upgraded fiber optic systems, and AT&T has announced that it intends to provide telephone service over Time Warner's cable system. As a result of these and other factors, we may not be able to continue to expand our subscriber base or compete effectively against cable television operators.

     When fully deployed, new technologies could have a material adverse effect on the demand for our direct broadcast satellite services. For example, new and advanced local multi-point distribution services are still in the development stage. In addition, entities such as regional telephone companies, which are likely to have greater resources than we have, are implementing and supporting digital video compression over existing telephone lines and digital "wireless cable." Moreover, mergers, joint ventures, and alliances among franchise, wireless or private cable television operators, regional Bell operating companies and others may result in providers capable of offering bundled cable television and telecommunications services in competition with us. For instance, AT&T has acquired cable operator TCI and has entered into a definitive agreement to acquire MediaOne. We may not be able to compete successfully with existing competitors or new entrants in the market for subscription television services.

CABLE COMPETITORS MAY BLOCK OUR ACCESS TO POPULAR PROGRAMMING

     We cannot be certain whether or not cable or other TV service providers would seek to acquire sports franchises or other popular programming and distribute exclusively the corresponding programming, which could possibly limit our access to such popular programming. For example, on May 19, 1998, we filed a complaint against Comcast, a major cable provider, seeking access to the sports programming controlled by Comcast in the Philadelphia area. On January 22, 1999, the FCC denied this complaint, partly on the basis that Comcast's programming is delivered terrestrially and therefore is not subject to program access prohibitions. We cannot be certain whether or not other TV service providers who control production or distribution of their own programming would switch to terrestrial transmission of their programming and seek to rely on the FCC's denial of our complaint against Comcast in order to deny us access to their programming.

WE DEPEND ON OTHERS TO PRODUCE PROGRAMMING

     We depend on third parties to provide us with programming services. Our programming agreements have remaining terms ranging from one to ten years and contain various renewal and cancellation provisions. We may not be able to renew these agreements on favorable terms or at all, or these agreements may be canceled prior to expiration of their original term. If we are unable to renew any of these agreements or the other parties cancel the agreements, we cannot assure you that we would be able to obtain substitute programming, or that such substitute programming would be comparable in quality or cost to our existing programming. In particular, the cost of sports programming has been rising rapidly. Our competitors currently offer much of the same programming that we do. Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and offer it attractively to our customers at competitive prices.

WE DEPEND ON THE CABLE ACT FOR ACCESS TO OTHERS' PROGRAMMING

     Any change in the Cable Consumer Protection and Competition Act of 1992 ("Cable Act") and the FCC's rules that permit the cable industry or cable-affiliated programmers to discriminate against competing businesses, such as ours, in the sale of programming could adversely affect our ability to acquire programming at all or to acquire programming on a cost-effective basis. Under the Cable Act and the FCC's rules, cable-affiliated programmers generally must offer programming they have developed to all multi-channel video programming distributors on non-discriminatory terms and conditions. The Cable Act and the FCC's rules also prohibit some types of exclusive programming contracts. We purchase a substantial percentage of our programming from cable-affiliated programmers. Some of these restrictions on cable-affiliated programmers will expire in 2002 unless the FCC extends the rules. While we have filed several complaints with the FCC alleging discrimination, exclusivity, or refusals to deal, we have had limited success in convincing the FCC to grant us relief. The FCC has denied or dismissed many of our complaints, and we believe has generally not shown a willingness to enforce the program access rules stringently. As a result, we may be limited in our ability to obtain access (or non-discriminatory access) to cable-affiliated programming. In addition, the FCC recently modified certain of its attribution rules that determine whether a programmer is affiliated with a cable operator and therefore subject to the program access obligations. We do not yet know the implications or impact of these modified rules.

     In particular, on January 14, 1999, we filed a program access complaint with the FCC against Speedvision Network, L.L.C. and Outdoor Life Network, L.L.C. seeking access to programming controlled by these two networks alleging that the conduct of Speedvision and Outdoor Life Network in cutting off our access to programming after five days of carriage constituted an unreasonable refusal to deal and a prohibited unfair practice under the Communications Act and the FCC's rules. Speedvision has cut off the service allegedly based on its view that we breached a November 1998 contract between the parties and has sued us in federal district court in Connecticut requesting several remedies. On June 14, 1999 the FCC dismissed our complaint without prejudice to its reinstatement after the conclusion of the federal court litigation. We cannot be sure how the court will rule on Speedvision's and Outdoor Life Network's complaint.

     On June 23, 1999 we also filed a program access complaint alleging that the terms for carriage of the Fox Sports Arizona channel are discriminatory. Fox Sports has claimed, among other things, that our complaint is barred by an FCC ruling dismissing an earlier complaint against Fox Sports on statute of limitations grounds. We cannot be sure how the FCC will rule on these issues. In addition, the need to obtain certain retransmission consents and copyright licenses may limit our strategy to provide local programming in multiple markets.

IMPEDIMENTS TO RETRANSMISSION OF LOCAL BROADCAST SIGNALS; OUR LOCAL PROGRAMMING STRATEGY FACES UNCERTAINTY

     Although we believe that the Satellite Home Viewer Act allows us to retransmit the programs of a local network station to its local market via satellite, several other parties oppose that view. We also believe that the compulsory copyright license under the Satellite Home Viewer Act and the retransmission consent rules of the Communications Act of 1934, as amended may not be sufficient to permit us to implement our strategy to retransmit that programming in the most efficient and comprehensive manner and that new legislation may be necessary for that purpose. We offer programming telecast by local affiliates of national television networks to several major population centers within the continental United States. In order to retransmit network station programming, satellite TV companies must have a copyright license and must sometimes also obtain the retransmission consent of the network station. Although we have entered into a retransmission consent agreement covering FOX Network owned and operated stations, we cannot be certain whether we will obtain retransmission consents to the extent they are required from the other three major networks or any local affiliate. Our inability to retransmit local programming could have an adverse effect on our strategy to compete with cable companies, which provide local programming. Bills that permit local-into-local retransmission subject to a retransmission consent requirement and other conditions have been passed by the House and the Senate and are currently being considered by a conference committee. We cannot be sure whether or when this process will result in the passage of new legislation and whether a new law would be favorable to us.

     The bills now being considered by the House and Senate conference committee also include the imposition of "must carry" requirements on DBS providers. The "must carry" rules generally require cable distributors to carry all the local broadcast stations in areas they serve, not just the four major networks. The broadcasters also argue that satellite companies should not be allowed to provide local-into-local network service unless they also become subject to these requirements. If Congress enacts new legislation imposing such requirements, our plans to provide local programming will be adversely affected.

TV NETWORKS OPPOSE OUR STRATEGY OF DELIVERING DISTANT NETWORK SIGNALS

     The Satellite Home Viewer Act permits satellite retransmission of distant network signals only to "unserved households."

     The national networks and local affiliate stations recently challenged, based upon copyright infringement, PrimeTime 24's methods of selling network programming to consumers. Historically, we obtained distant broadcast network signals for distribution to our customers through PrimeTime 24. The United States District Court for the Southern District of Florida entered a nationwide permanent injunction preventing PrimeTime 24 from selling its programming to consumers unless the programming was sold in accordance with certain stipulations in the injunction. The injunction covers "distributors" as well. The plaintiffs in the Florida litigation informed us that they considered us a "distributor" for purposes of that injunction. A federal district court in North Carolina also issued an injunction against PrimeTime 24 prohibiting certain distant signal retransmissions in the Raleigh area. The Fourth Circuit Court of Appeals recently affirmed the North Carolina Court's decision. We have implemented Satellite Home Viewer Act compliance procedures which materially restrict the market for the sale of network channels by us.

     In October 1998, we filed a declaratory judgment action in the United States District Court for the District of Colorado against the four major networks. We asked the court to enter a judgment declaring that our method of providing distant network programming does not violate the Satellite Home Viewer Act and hence does not infringe the networks' copyrights. In November 1998, the four major broadcast networks and their affiliate groups filed a complaint against us in federal court in Miami alleging, among other things, copyright infringement. The court combined the case that we filed in Colorado with the case in Miami and transferred it to the Miami court.

     In February 1999, CBS, NBC, Fox and ABC filed a "Motion for Temporary Restraining Order, Preliminary Injunction and Contempt Finding" against DIRECTV, Inc. in Miami related to the delivery of distant network channels to DIRECTV customers by satellite. Under the terms of a settlement between DIRECTV and the networks, some DIRECTV customers were scheduled to lose access to their satellite-provided network channels by July 31, 1999, while other DIRECTV customers are to be disconnected by December 31, 1999. Subsequently, PrimeTime 24 and substantially all providers of satellite-delivered network programming other than us agreed to this cut-off schedule.

     The networks are pursuing a Motion for Preliminary Injunction in the Miami Court, asking the court to enjoin us from providing network programming except under very limited circumstances. In general, the networks want us to turn off programming to our customers on the same schedule agreed to by DIRECTV.

     A preliminary injunction hearing was held on September 21, 1999. The Court took the issues under advisement to consider the networks' request for an injunction, whether to hear live testimony before ruling upon the request, and whether to hear argument on why the Satellite Home Viewer Act may be

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unconstitutional, among other things. The Court did not say when a decision will be made, or whether an additional hearing will be necessary prior to ruling upon the networks' preliminary injunction motion.

     If this case is decided against us, or a preliminary injunction is issued, significant material restrictions on the sale of distant ABC, NBC, CBS and Fox channels by us could result. Among other things, the litigation, together with legislation pending in Congress, could require us to terminate delivery of network signals to a material portion of our subscriber base, which could cause many of these subscribers to cancel their subscription to our other services. While the networks have not sought monetary damages, they have sought to recover attorney fees if they prevail. We have commenced sending letters to some of our subscribers warning that their access to distant broadcast network channels might be terminated this year. Such terminations would result in a small reduction in average monthly revenue per subscriber and could result in increased subscriber turnover.

     Under the Satellite Home Viewer Act, the determination of whether a household qualifies as "unserved" for the purpose of eligibility to receive a distant network channel depends, in part, on whether that household can receive a signal of "Grade B intensity" as defined by the FCC.

     In February 1999, the FCC released a report and ruling on these matters. Although the FCC declined to change the values of Grade B intensity, it adopted a method for measuring it at particular households. The FCC also endorsed a method for predicting Grade B intensity at particular households. The FCC recently denied in part and granted in part our petition for reconsideration, allowing us some additional flexibility in the method for measuring Grade B intensity but denying our requests on other matters. We cannot be sure whether these methods are favorable to us or what weight, if any, the courts will give to the FCC's decision. We also cannot be certain whether the application of these methods by the courts will result in termination of distant signal delivery to a material portion of our subscribers and decreases in future subscriber activations. In addition, the Satellite Home Viewer Act is set to expire at the end of 1999. While proposed legislation being considered in conference by Congress would extend the satellite companies' ability to retransmit distant network signals subject to many limitations, we cannot be sure whether or when such legislation will be enacted or whether it would be favorable to us.

OUR BUSINESS RELIES ON THE INTELLECTUAL PROPERTY OF OTHERS AND WE MAY INADVERTENTLY INFRINGE THEIR PATENTS AND PROPRIETARY RIGHTS

     Many entities, including some of our competitors, now have and may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we would be required to cease developing or marketing those products, to obtain licenses to develop and market those products form the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing the patent claims. If a competitor holds intellectual property rights, the entity might be predisposed to exercise their right to prohibit our use of their intellectual property in our products and services at any price, thus impacting our competitive position.

     We cannot assure you that we are aware of all patents and other intellectual property rights that our products may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products may infringe claims contained in pending patent applications. Further, it is often not possible to determine definitively whether a claim or infringement is valid, absent protracted litigation.

     We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents held by others and the availability and cost of any such licenses. Those costs, and their impact on net income, could potentially be material. Damages in patent infringement cases can also include a tripling of actual damages in certain cases. Potential royalties for products already produced could also impact liquidity. Various parties have asserted patent and other intellectual property rights with respect to components within our direct broadcast satellite system. We cannot be certain that these persons

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

do not own the rights they claim, that our products do not infringe on these rights, that we would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products to avoid infringement.

SATELLITE PROGRAMMING SIGNALS HAVE BEEN PIRATED, WHICH COULD CAUSE US TO LOSE SUBSCRIBERS AND REVENUE

     The delivery of subscription programming requires the use of encryption technology to assure only those who pay can receive the programming. It is illegal to create, sell or otherwise distribute mechanisms or devices to circumvent that encryption. Theft of cable and satellite programming has been widely reported and our signal encryption has been pirated and could be further compromised in the future. We continue to respond to compromises of our encryption system with measures intended to make signal theft of our programming commercially uneconomical. We utilize a variety of tools to continue to accomplish this goal. Ultimately, if other measures are not successful, it could be necessary to replace the credit card size card that controls the security of each consumer set top box at a material cost to us. If we can not promptly correct a compromise in our encryption technology, it would adversely affect our revenue and our ability to contract for video and audio services provided by programmers.

WE USE ONLY ONE DIGITAL BROADCAST CENTER

     We rely upon a single digital broadcast center located in Cheyenne, Wyoming, for key operations for programming signals, such as reception, encryption and compression. Although we recently acquired a digital broadcast center located in Gilbert, Arizona, this digital broadcast center will require significant time and expenditures to become fully operational. If a natural or other disaster damaged the digital broadcast center in Cheyenne, Wyoming, we cannot assure you that we would be able to continue to provide programming services to our customers.

OUR SATELLITES ARE SUBJECT TO RISKS DURING AND AFTER LAUNCH

     Satellite launches are subject to significant risks, including launch failure, which may result in incorrect orbital placement or improper commercial operation. Approximately 15% of all commercial geostationary satellite launches have resulted in a total or constructive total loss. The failure rate varies by launch vehicle and satellite manufacturer. The loss, damage or destruction of any of our satellites as a result of electrostatic storm or collision with space debris would have a material adverse effect on our business. EchoStar IV has experienced certain anomalies; see "-- Insurance coverage of our satellites is limited."

OUR SATELLITES HAVE MINIMUM DESIGN LIVES OF 12 YEARS, BUT COULD FAIL BEFORE THEN

     Our ability to earn revenue wholly depends on the usefulness of our satellites. Each of our satellites has a limited useful life. A number of factors affect the useful lives of the satellites, including the quality of their construction, the durability of their component parts, the longevity of their station-keeping on orbit and the efficiency of the launch vehicle used. The minimum design life of each of EchoStar I, EchoStar II, EchoStar III, EchoStar IV and EchoStar V is 12 years. We can provide no assurance, however, as to the useful lives of the satellites. Our operating results would be adversely affected if the useful life of any of these satellites were significantly shorter than 12 years. The satellite construction contracts for our satellites contain no warranties if EchoStar I, EchoStar II, EchoStar III, EchoStar IV or EchoStar V fails following launch. Additionally, moving any of these satellites, either temporarily or permanently, to another orbital location, could decrease the orbital life of the satellite by up to six months per movement. Earlier this year, we temporarily moved our EchoStar IV satellite to the 110 degree orbital location, see "-- Our business depends substantially on FCC licenses that can expire or be revoked or modified."

     In the event of a failure or loss of any of EchoStar I, EchoStar II or EchoStar III, we may relocate EchoStar IV and use the satellite as a replacement for the failed or lost satellite. Such a relocation would require prior FCC approval and, among other things, a showing to the FCC that EchoStar IV would not

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

cause additional interference compared to EchoStar I, EchoStar II or EchoStar
III. If we choose to use EchoStar IV in this manner, we cannot assure you that this use would not adversely affect our ability to meet the operation deadlines associated with our permits. Failure to meet those deadlines could result in the loss of such permits which would have an adverse effect on our operations.

COMPLEX TECHNOLOGY USED IN OUR BUSINESS COULD FAIL OR BECOME OBSOLETE

     New applications and adaptations of existing and new technology, including compression, conditional access, on screen guides and other matters, and significant software development, are integral to our direct broadcast satellite system and may, at times, not function as we expect. Technology in the satellite television industry is in a rapid and continuing state of change as new technologies develop. We cannot assure you that we and our suppliers will be able to keep pace with technological developments. In addition, delays in the delivery of components or other unforeseen problems in our direct broadcast satellite system may occur that could adversely affect performance or operation of our direct broadcast satellite system and could have an adverse effect on our business. Further, if a competitive satellite receiver technology becomes commonly accepted as the standard for satellite receivers in the United States, we would be at a significant technological disadvantage.

INSURANCE COVERAGE OF OUR SATELLITES IS LIMITED

     We renewed in-orbit insurance for EchoStar I, EchoStar II and EchoStar III through July 2000. The insurance policy with respect to in-orbit operation contains standard commercial satellite insurance provisions, including a material change in underwriting information clause requiring us to notify our insurers of any material change in the written underwriting information provided to the insurers or any change in any material fact or circumstance concerning our satellites insured under the policy. That notification could permit insurers to renegotiate the terms and conditions if the result is a material change in risk of loss or insurable interest. A change in the operating status of an insured satellite or any loss occurring during the policy period does not entitle the insurers to renegotiate the policy terms. Currently, our satellite insurance contains customary exclusions and does not apply to loss or damage caused by acts of war or civil insurrection, anti-satellite devices, nuclear radiation or radioactive contamination or certain willful or intentional acts designed to cause loss or failure of a satellite. There may be circumstances in which insurance will not fully reimburse us for any loss. For example, as a result of the failure over the past two years of 3 transponders on EchoStar III, resulting in the loss of use of 6 transponders on EchoStar III, our new insurance policy for EchoStar III contains a deductible of 3 or 6 transponders, depending on the power mode that we operate in. As a result of this deductible, we are currently insured for approximately 81% of our total transponders on EchoStar III.

     The EchoStar IV launch insurance policy provided for insurance of $219.3 million covering the period from launch of the satellite on May 8, 1998 through May 8, 1999. Due to anomalies experienced by EchoStar IV during that period and the resulting pending claim for a total constructive loss, we did not obtain in-orbit insurance on EchoStar IV. Consequently, if we are unable to resolve our pending insurance claim to our satisfaction, EchoStar IV will not be insured if further losses occur in the future. In addition, insurance will not reimburse us for business interruption, loss of business, profit opportunity and similar losses that might arise from delay in the launch of any EchoStar satellite.

     We have procured normal and customary launch insurance for EchoStar V. The launch insurance policy provides for insurance of $225.0 million covering the period from launch of the satellite on September 23, 1999 through September 23, 2000. Before the policy expires, we expect to procure normal and customary in-orbit insurance but might not be able to procure that insurance at reasonable rates, or at all, if EchoStar V experiences any anomalies before that time.

WE MAY BE UNABLE TO SETTLE OUTSTANDING CLAIMS WITH INSURERS

     As a result of the partial failure of EchoStar IV solar arrays to deploy, a maximum of approximately 18 transponders on EchoStar IV are currently available for use at any one time. The number of available

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

transponders will decrease over time. Additionally, six of the 44 transponders on EchoStar IV have failed, resulting in the loss of use of a total of 12 transponders. In addition to transponder failures, EchoStar IV has experienced anomalies affecting its heating systems and fuel system. Based on existing data, we expect that approximately 16 transponders will probably be available over the entire expected life of the satellite, absent significant additional transponder problems or other failures. In September 1998, we filed a $219.3 million insurance claim for a constructive total loss under the launch insurance policy related to EchoStar IV. However, if we receive $219.3 million for a constructive total loss on the satellite, the insurers would obtain the sole right to the benefits of salvage from EchoStar IV under the terms of the launch insurance policy. Although we believe we have suffered a total loss of EchoStar IV under that definition in the launch insurance policy, we intend to negotiate a settlement with the insurers to compensate us for the reduced satellite transmission capacity and allow us to retain title to the asset.

     Our satellite insurance policy for EchoStar IV consists of separate identical policies with different carriers for varying amounts which, in combination, create a total insured amount of $219.3 million. We anticipate meeting with many of our insurance carriers during late 1999. However, two of the participants in our insurance line have notified us they believe that our alleged delay in providing required insurance claim information may reduce their obligation to pay any settlement related to the claim. One carrier recently asserted it has no obligation to pay. We strongly disagree with the position taken by those insurers and continue to believe that the EchoStar IV insurance claim will be resolved in a manner satisfactory to us. However, we cannot assure you that we will receive the amount claimed or, if we do, that we will retain title to EchoStar IV with its reduced capacity.

     While there can be no assurance, we do not currently expect a material adverse impact on short or medium term satellite operations. Although we have not fully assessed the impairment to EchoStar IV from the transponder failures and other anomalies, we continue to believe that insurance proceeds will be sufficient to offset all write-downs of satellite assets that might ultimately be necessary because of lost functionality. However, we can provide no assurance that additional material failures will not occur, and we can provide no assurance as to the ultimate amount that may be received from the insurance claim, or that coverage will be available. We will continue to evaluate the performance of EchoStar IV and may modify our loss assessment as new events or circumstances develop.

WE DEPEND PRIMARILY ON A SINGLE RECEIVER MANUFACTURER

     SCI Technology, Inc., a high-volume contract electronics manufacturer, is the primary manufacturer of EchoStar receiver systems. VTech recently began manufacturing some EchoStar receiver systems for us. JVC manufactures other consumer electronics products incorporating our receiver systems. If SCI is unable for any reason to produce receivers in a quantity sufficient to meet our requirements, it would impair our ability to add additional DISH Network subscribers and grow our technology business unit.

     Likewise, it would adversely affect our results of operations.

WE HAVE FEWER DISTRIBUTION CHANNELS THAN OUR LARGEST DIRECT BROADCAST SATELLITE COMPETITOR

     We do not have manufacturing agreements or arrangements with consumer products manufacturers other than JVC and Philips, and only JVC currently manufactures consumer electronics equipment incorporating our receivers. As a result, our receivers, and consequently our programming services, are less well known to consumers than those of our largest direct satellite broadcast competitor. Due in part to the lack of product recognition, approximately 19,000 retail outlets carry our receiver systems for sale compared to approximately 30,000 retail outlets for our largest direct satellite broadcast competitor.

INCREASED SUBSCRIBER TURNOVER COULD AFFECT OUR FINANCIAL PERFORMANCE

     During 1999, we have experienced an increase in subscriber turnover, or churn. If our churn rate increases materially, it could adversely affect our financial condition and results of operations. While we expect to be able to continue to manage churn in line with our internal benchmark for the remainder of

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

this year, we can provide no assurance that churn will not increase in the future. Further, our benchmark could increase in the future as our subscriber base, and the industry generally, mature.

INCREASED SUBSCRIBER ACQUISITION COSTS COULD AFFECT OUR FINANCIAL PERFORMANCE

     We subsidize the cost of EchoStar receiver systems in order to attract new DISH Network subscribers. Consequently, our subscriber acquisition costs are significant. During the past several months, we have experienced a gradual increase in subscriber acquisition costs. Our subscriber acquisition costs, both in the aggregate and on a per new subscriber activation basis, may materially increase to the extent that we continue or expand our bounty programs or the DISH Network One-Rate Plan, or if we determine that more aggressive promotions are necessary to respond to competition, or for other reasons. If subscriber acquisition costs increase materially, it could adversely affect our financial condition and results of operations.

WE MAY BE UNABLE TO MANAGE RAPIDLY EXPANDING OPERATIONS

     If we are unable to manage our growth effectively, it could materially adversely affect our business and results of operations. To manage our growth effectively, we must continue to develop our internal and external sales force, installation capability, customer service operations and information systems, and maintain our relationships with third party vendors. We also need to continue to expand, train and manage our employee base, and our management personnel must assume even greater levels of responsibility.

WE MAY BE VULNERABLE TO RISKS ASSOCIATED WITH ACQUISITIONS

     Acquisitions involve numerous risks, including, among other things, difficulties and expenses that we incur in connection with the acquisition and the subsequent assimilation of the operations of the acquired company, adverse consequences of conforming the acquired company's accounting policies to ours, the difficulty in operating acquired businesses, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired companies. We may not be able to successfully integrate any acquisition into our on-going operations or achieve estimated cost savings. We have made a number of acquisitions and will continue to review future acquisition opportunities. Acquisition candidates may not continue to be available on terms and conditions acceptable to us. In addition, if the operations of an acquired business do not meet expectations, we may need to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

WE RELY ON KEY PERSONNEL

     We believe that our future success will depend to a significant extent upon the performance of Charles W. Ergen, Chairman, Chief Executive Officer and President. The loss of Mr. Ergen could have an adverse effect on our business. We do not maintain "key man" insurance. Although all of our executives, other than executive officers, have executed agreements limiting their ability to work for or consult with competitors if they leave us, we do not have any employment agreements with any of our executive officers.

YOUR SHARES OF COMMON STOCK WILL HAVE LIMITED VOTING RIGHTS

     Our equity securities consist of common stock and preferred stock. Our common stock has been divided into three classes with different voting rights. Holders of class A common stock and holders of class C common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and holders of class B common stock are entitled to ten votes per share. Holders of series C preferred stock have no voting rights except as provided by law or unless dividends are in arrears. No class C common stock or other series of preferred stock is currently outstanding. However, upon a "change in control" of EchoStar, any holder of class C common stock would be entitled to ten votes per share. Holders of common stock generally vote together as single class on matters submitted to stockholders. Although the class A common stock represents approximately 48% of our total common and preferred

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

shares outstanding, it represents only 8% of our total voting power. Holders of common stock purchased in this offering will therefore not be able to meaningfully participate in our affairs absent a restructuring of our capital stock or the conversion of the outstanding class B common stock into class A common stock.

WE ARE CONTROLLED BY ONE PRINCIPAL STOCKHOLDER

     Charles W. Ergen, our Chairman, Chief Executive Officer and President, currently beneficially owns approximately 52% of our total equity securities, assuming exercise of employee stock options, and he currently possesses approximately 91% of the total voting power. Thus, Mr. Ergen has the ability to elect a majority of our directors and to control all other matters requiring the approval of our stockholders. In addition, pursuant to a voting agreement among Mr. Ergen, News Corporation and MCI WorldCom, News Corporation and MCI WorldCom have agreed to vote their shares in accordance with the recommendation of our Board of Directors for five years. For Mr. Ergen's total voting power to be reduced to below 51%, his percentage ownership of the equity securities of EchoStar would have to be reduced to below 10%.

THE REGULATORY REGIME WE OPERATE UNDER COULD CHANGE ADVERSELY

     The FCC imposes different rules for "subscription" and "broadcast" services. We believe that because we offer a subscription programming service, we are not subject to many of the regulatory obligations imposed upon broadcast licensees. However, we cannot be certain whether the FCC will find in the future that we should comply with regulatory obligations as a broadcast licensee with respect to our current and future operations, and certain parties have requested that we be treated as a broadcaster. If the FCC determined that we are a broadcast licensee, the FCC may require us to comply with all regulatory obligations imposed upon broadcast licensees, which are generally subject to more burdensome regulation than subscription service providers like us.

     Direct broadcast satellite operators like us currently are not subject to the "must carry" requirements of the Cable Act that require cable operators to carry all the local broadcast stations in the areas they serve, not just the four major networks. The cable industry and the broadcasters have argued that direct broadcast satellite operators should be subject to these requirements, and the broadcasters also have argued that satellite companies should not be allowed to distribute local network signals unless they become subject to those requirements. Congress is considering legislation that imposes such requirements on satellite companies. If Congress passes that legislation, or if the FCC imposes "must carry" rules on direct broadcast satellite operations, these obligations may adversely affect our plans to provide local programming, and "must carry" requirements could displace possibly more attractive programming. Additionally, the FCC recently imposed public interest requirements on direct broadcast satellite licensees, such as us, to set aside four percent of channel capacity exclusively for noncommercial programming for which we must charge programmers below-cost rates and for which we may not impose additional charges on subscribers. This could also displace programming for which we could earn commercial rates and cause us to have less net income.

     The FCC has commenced a rulemaking which seeks to streamline and revise its rules governing direct broadcast satellite operators. This rulemaking concerns many new possible direct broadcast satellite rules. There can be no assurance about the content and effect of any new direct broadcast satellite rules passed by the FCC.

     The FCC has proposed allowing non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency as DBS and Ku-based FSS services. If the proposal is adopted, these satellite operations could provide global high-speed data services. This would, among other things, create additional competition for satellite and other services. The FCC has also requested comment on a request that would allow a terrestrial service proposed by Northpoint Communications, Inc. to retransmit local television or other video and data services to DBS subscribers or others in the same DBS spectrum that we use throughout the United States. Both of these proposed operations, if authorized and implemented,

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

may cause harmful interference into our service. Northpoint has been allowed by the FCC to conduct experimental operations in Texas and Washington, D.C.

FOREIGN OWNERSHIP RESTRICTIONS COULD AFFECT OUR BUSINESS PLAN

     The Communications Act, and the FCC's implementing regulations, provide that, when subsidiaries of a holding company hold certain types of FCC licenses, foreign nationals or their representatives may not own or vote more than 25% of the total equity of the holding company, considered on a fully-diluted basis, except upon an FCC public interest determination. Although the FCC's International Bureau has ruled that these limitations do not apply to providers of subscription direct broadcast satellite service like us, the ruling is under challenge. Furthermore, the limitations will apply to our licenses for fixed satellite service if we hold ourselves out as a common carrier or if the FCC decides to treat us as such a carrier. The FCC has noted that we have proposed to operate one of our authorized fixed satellite service systems on a common carrier as well as a non-common carrier basis. We have recently informed the FCC that we have no common carrier plans with respect to that system.

     Our recent transaction with News Corporation and MCI WorldCom has resulted in the issuance to an Australian corporation, News Corporation, of 11.7% of our total outstanding stock having 2.1% of our total voting power. The transaction has thus increased the possibility that foreign ownership of our stock may exceed the foreign ownership limitations if they apply. In connection with the MCI WorldCom authorization that we received in connection with that transaction, the FCC has decided to waive any foreign ownership limitations to the extent applicable. Nevertheless, we cannot foreclose the possibility that, in light of any subsequent FCC decisions or policy changes, we may in the future need a separate FCC determination that foreign ownership in excess of any applicable limits is consistent with the public interest in order to avoid a violation of the Communications Act or the FCC's rules.

OUR BUSINESS DEPENDS SUBSTANTIALLY ON FCC LICENSES THAT CAN EXPIRE OR BE REVOKED OR MODIFIED

     We have licenses to operate EchoStar I and EchoStar II at the 119 degree orbital location, which both expire in 2006, a license to operate EchoStar III at the 61.5 degree orbital location, which expires in 2008 and an authorization to launch and operate for 10 years EchoStar V and EchoStar VI at the 110 degree orbital location. Also, we have filed with the FCC an application for a license to operate EchoStar IV from the 148 degree orbital location as well as a request for a waiver of the requirement of serving Alaska and Hawaii from that orbital location. The state of Hawaii has requested the FCC to impose several conditions on these requested authorizations, and we have opposed many of these conditions. We cannot be sure whether the FCC will grant these requests or whether it will impose onerous conditions. Until recently, we operated EchoStar IV at the 148 degree orbital location under a special temporary authorization. Our authorization at the 148 degree orbital location requires us to utilize all of our FCC-allocated frequencies at that location by December 20, 2002, or risk losing those frequencies that we are not using. Third parties have opposed, and we expect them to continue to oppose, some of our authorizations or pending and future requests to the FCC for extensions, waivers and approvals.

     We recently received another special temporary authorization from the FCC to temporarily move our EchoStar IV satellite to the 110 degree orbital location and operate it pending the launch and successful in-orbit testing and initial operation of EchoStar V. This authorization is for a limited time and is subject to several other conditions. We have recently requested the extension of that authorization through the launch, in-orbit testing, and initial operation of EchoStar VI, or 180 days, whichever is less. We cannot be sure how the FCC will act on this request.

     The telemetry, tracking and control operations of EchoStar I are in an area of the spectrum called the "C-band." Although the FCC granted us conditional authority to use these frequencies for telemetry, tracking and control, in January 1996 a foreign government raised an objection to EchoStar I's use of these frequencies. We cannot be certain whether that objection will subsequently require us to relinquish the use of such C-band frequencies for telemetry, tracking and control purposes. Further, EchoStar II's

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

telemetry, tracking and control operations are in the "extended" C-band. Our authorization to use these frequencies expired on January 1, 1999. Although we have timely applied for extension of that authorization to November 2006, we cannot be sure that the FCC will grant our request. If we lose the ability to use these frequencies for controlling either satellite, we would lose the satellite. Recently, the FCC released a notice of proposed rulemaking that may inhibit future satellite operations in the "extended" C-band frequencies. The FCC also is no longer accepting earth station applications in that band. These recent developments might have negative implications for us.

     All of our FCC authorizations are subject to conditions as well as to the FCC's authority to modify, cancel or revoke them. In addition, all of our authorizations for satellite systems that are not yet operational, including the license that we received from MCI WorldCom, are subject to construction and progress obligations, milestones, reporting and other requirements. The FCC has indicated that it may revoke, terminate, condition or decline to extend or renew such authorizations if we fail to comply with applicable Communications Act requirements. If we fail to file adequate reports or to demonstrate progress in the construction of our satellite systems, the FCC has stated that it may cancel our authorizations for those systems. We have not filed, or timely filed, all required reports or other filings, and some of our construction permits have expired, in connection with our authorized systems with the FCC. We cannot be certain whether or not the FCC would cancel our authorizations.

WE MAY BE IN DEFAULT ON CERTAIN OBLIGATIONS

     We used satellite vendor financing in connection with the purchase of each of our operational satellites. Under the terms of that financing, we deferred paying a portion of the purchase price for the satellites until after the satellites were in orbit. As of June 30, 1999, we had $13.4 million in principal amount outstanding of these deferred payments relating to EchoStar I, $14.7 million relating to EchoStar II, $10.0 million relating to EchoStar III and $10.6 million relating to EchoStar IV. One of our wholly-owned subsidiaries, and its subsidiaries, provided security for the outstanding deferred payments relating to EchoStar I and EchoStar II with substantially all of their assets, subject to certain restrictions, and EchoStar DBS Corporation, another of our wholly-owned subsidiaries, guaranteed those amounts. The consummation of the January 1999 offering by EchoStar DBS Corporation of $2 billion of senior notes, and our recent reorganization, might have resulted in breaches of certain covenants in favor of the holders of these outstanding deferred payments, in particular the holders of outstanding deferred payments relating to EchoStar I and EchoStar II. We believe that, if a breach did occur, the holders of such outstanding deferred payments could theoretically allege damages arising out of such breach, including possibly the obligation to repay such outstanding deferred payments prior to their scheduled maturity together with the economic equivalent of interest through the scheduled maturity date.

WE MAY BECOME LIABLE IN A PENDING FEE DISPUTE

     In connection with the News Corporation litigation that arose in 1997, we have a contingent fee arrangement with the attorneys who represented us in that litigation which provides for the attorneys to be paid a percentage of any net recovery obtained in the News Corporation litigation. The attorneys have asserted that they may be entitled to receive payments totaling hundreds of millions of dollars under this fee arrangement. We are vigorously contesting the attorneys' interpretation of the fee arrangement, which we believe significantly overstates the magnitude of our liability.

     If we are unable to resolve this fee dispute, it would be resolved through arbitration or litigation. It is too early to determine the outcome of negotiations, arbitration or litigation regarding this fee dispute.

FAILURE OF YEAR 2000 COMPLIANCE INITIATIVES COULD ADVERSELY AFFECT US

     The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. Thus, as the century date approaches, date sensitive systems may recognize the year 2000 as 1900 or not at all. The inability to recognize or properly treat the year 2000 may cause computer systems to process critical financial and operational information incorrectly. If our Year 2000 remediation plan is not successful or is not completed in a timely manner, the Year 2000 issue could significantly disrupt our ability to transact business with our customers and suppliers, and could have a material impact on our operations. Even if our Year 2000 remediation plan is successful or we complete it on time, there can be no assurance that other companies will timely convert their systems with which our systems interact, or that any such failure to convert by another company would not have an adverse effect on our business or operations. We cannot estimate the potential adverse impact that may result from non-compliance with the year 2000 issue by the software and equipment vendors and others with whom we conduct business.

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We have never declared or paid any cash dividends on any class of our common stock and we do not expect to declare dividends on our common stock in the foreseeable future. Payment of any future dividends will depend upon our earnings and capital requirements, restrictions in our debt facilities and other factors our Board of Directors considers appropriate. We currently intend to retain our earnings, if any, to support future growth and expansion.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

     Sales of a substantial number of shares of common stock in the public market in connection with this offering, or other offerings by us, could cause the market price of our common stock to decline.

OUR STOCK PRICE MAY BE VOLATILE

     The price at which our common stock trades may be volatile and may fluctuate substantially due to competition and changes in the subscription television industry, regulatory changes, launch and satellite failures, operating results below expectations and other factors. In addition, price and volume fluctuations in the stock market may affect market prices for our common stock for reasons unrelated to our operating performance.

                                USE OF PROCEEDS

     All of the common stock covered by this prospectus is being sold by the selling shareholders. We will not receive any of the proceeds from those sales.

                              SELLING SHAREHOLDERS

     The table below shows certain information about the shares covered by this prospectus and other shares of common stock beneficially owned by the selling shareholders on the date of this prospectus. Our registration of these shares does not necessarily mean that any selling shareholder will sell all or any of its shares of common stock. The number of shares that the selling shareholders may sell at any particular time are subject to certain restrictions, which are described in the section "Plan of distribution." This table assumes that all shares covered by this prospectus will be sold by the selling shareholders and that no additional shares of common stock are bought or sold by any selling shareholder. The number of shares set forth in the table gives effect to our July 1999 two-for-one stock split and our October 1999 two-for-one stock split.

                                            NUMBER OF                         NUMBER OF     PERCENTAGE OF
                                              SHARES      NUMBER OF SHARES   SHARES TO BE   SHARES TO BE
                                           BENEFICIALLY   OFFERED BY THIS     HELD AFTER     HELD AFTER
SELLING SHAREHOLDER                           OWNED        PROSPECTUS(1)     OFFERING(2)     OFFERING(2)
-------------------                        ------------   ----------------   ------------   -------------
News America Incorporated................   27,564,384       27,564,384           0               0%
MCI WorldCom Network Services, Inc.*.....    6,848,080        6,848,080           0               0%
                                                             ----------
          Total..........................                    34,412,464
                                                             ==========

---------------

 *  A wholly-owned subsidiary of MCI WorldCom

(1) Subject to satisfaction of conditions described in "Plan of distribution".

(2) Sales of shares may be made from time to time in several offerings. As a result, the number of shares held by each selling shareholder, and their respective percentage interest in the company, may change upon completion of each subsequent offering.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

     Our authorized capital stock currently consists of:

     - 1,600,000,000 shares of common stock, of which 800,000,000 shares are designated class A common stock, 400,000,000 shares are designated class B common stock and 400,000,000 shares are designated class C common stock; and

     - 20,000,000 shares of preferred stock, including 2,300,000 shares of 6:% Series C cumulative convertible preferred stock.

     As of October 26, 1999, 108,616,472 shares of class A common stock were issued and outstanding and held of record by 2152 stockholders, 119,217,604 shares of class B common stock were issued and outstanding and held of record by Charles W. Ergen, our Chairman, Chief Executive Officer and President, and no shares of class C common stock were issued and outstanding. As of October 6, 1999, 1,039,680 shares of Series C preferred stock were issued and outstanding. All outstanding shares of the class A common stock and class B common stock are fully paid and nonassessable. A summary of the powers, preferences and rights of the shares of each class of common stock and each series of preferred stock is described below.

     The transfer agent for our capital stock, including the class A common stock, is American Securities Transfer & Trust, Inc.

     On each of July 19, 1999 and October 25, 1999, we completed a two-for-one stock split of our outstanding class A and class B common stock.

CLASS A COMMON STOCK

     Each holder of class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class A common stock votes together with the class B common stock and the class C common stock on all matters submitted to a vote of stockholders. Subject to the preferential rights of any outstanding series of preferred stock and to any restrictions on the payment of dividends imposed under the terms of our indebtedness, the holders of class A common stock are entitled to such dividends as may be declared from time to time by our Board of Directors from legally available funds and, together with the holders of the class B common stock, are entitled, after payment of all prior claims, to receive pro rata all of our assets upon a liquidation. Holders of class A common stock have no redemption, conversion or preemptive rights.

CLASS B COMMON STOCK

     Each holder of class B common stock is entitled to ten votes for each share of class B common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class B common stock votes together with the class A common stock and the class C common stock on all matters submitted to a vote of the stockholders. Each share of class B common stock is convertible, at the option of the holder, into one share of class A common stock. The conversion ratio is subject to adjustment from time to time upon the occurrence of certain events, including: (i) dividends or distributions on class A common stock payable in class A common stock or certain other capital stock;
(ii) subdivisions, combinations or certain reclassifications of class A common stock; and (iii) issuances of rights, warrants or options to purchase class A common stock at a price per share less than the fair market value of the class A common stock. Each share of class B common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the class A common stock and class C common stock.

CLASS C COMMON STOCK

     Each holder of class C common stock is entitled to one vote for each share of class C common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class C common stock votes together with class A common stock and the class B common stock on all matters submitted to a vote of stockholders. Each share of class C common stock is convertible into class A common stock on the same terms as the class B common stock. Each share of class C common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the class A common stock and class B common stock. Upon a change of control of our company, each holder of outstanding shares of class C common stock is entitled to cast ten votes for each share of class C common stock held by such holder. We do not currently intend to issue any shares of class C common stock. Under current National Association of Securities Dealers rules, we are not able to issue class C common stock so long as the class A common stock is quoted on the Nasdaq National Market.

PREFERRED STOCK

     Our Board of Directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions of the series, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our Board of Directors may, without stockholder approval, issue additional preferred stock of existing or new series with voting and other rights that could adversely affect the voting power of the holders of common stock and could have certain anti-takeover effects.

SERIES C PREFERRED STOCK

     Effective August 2, 1999, holders of an aggregate of 1,129,717 shares of the Company's 6:% Series C cumulative convertible preferred stock converted their shares into 9,269,470 shares of class A common stock.

     Holders of the Series C preferred stock are entitled to a quarterly cash payment of $0.844 per share through November 1, 1999, which is funded from a deposit account created when the Series C preferred stock was issued. Dividends will begin to accrue on the Series C preferred stock after November 1, 1999. By that time, any amounts remaining in the deposit account or which have previously been deferred will be paid to the holders of the Series C preferred stock or will be used to purchase shares of class A common stock from us for transfers to holders of Series C preferred stock. The shares would effectively be purchased at a 5% discount to the market price.

     Dividends on the Series C preferred stock accrue from November 2, 1999, and holders of the Series C preferred stock will be entitled to receive cumulative dividends at an annual rate of 6:% of the liquidation preference, payable quarterly in arrears, commencing February 1, 2000. Dividends may, at our option, be paid in cash or by delivery of shares of class A common stock. The Series C preferred stock is redeemable at any time on or after November 1, 2000, in whole or in part, at our option, in cash or by delivery of class A common stock at specified redemption premiums.

     Upon any change of control, if the market value of our class A common stock is less than the conversion price, holders of Series C preferred stock would have a one time option to convert all of their outstanding shares into shares of class A common stock at an adjusted conversion price equal to the greater of the market value as of the change of control date and 66.67% of the market value as of the date of the initial offering of the Series C preferred stock. In lieu of issuing the shares of class A common stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such class A common stock otherwise issuable.

     The Series C preferred stock is convertible at any time, unless previously redeemed, at the option of the holder thereof, into that number of whole shares of class A common stock as is equal to the liquidation preference divided by a conversion price of $6 3/32, subject to adjustment under certain circumstances.

     The Series C preferred stock ranks senior to the class A common stock and senior or pari passu with other existing and future offerings of preferred stock in right of payment. Holders of the Series C preferred stock have no voting rights with respect to general corporate matters except as provided by law or upon certain dividend arrearages. The affirmative vote or consent of holders of at least 66-% of the outstanding Series C preferred stock is required for the issuance of any class or series of our stock (or security convertible into our stock) ranking senior to or pari passu with the Series C preferred stock as to dividends or liquidation rights (other than additional shares of Series B preferred stock or certain pari passu securities with an aggregate liquidation preference not to exceed $100 million) and for amendments to our articles of incorporation that would affect adversely the rights of holders of the Series C preferred stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our articles of incorporation provide that our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by Nevada corporate law. The provision has no effect on any non-monetary remedies that may be available to us or our stockholders and does not relieve us or our directors from complying with federal or state securities laws. Our articles of incorporation and by-laws provide for indemnification, to the fullest extent permitted by Nevada corporate law, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at our request as a director or officer of another corporation, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding. However, no indemnification may be made for any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to us.

NEVADA LAW AND LIMITATIONS ON CHANGES IN CONTROL

     The Nevada Revised Statutes prevent an "interested stockholders" defined generally as a person owning 10% or more of a corporation's outstanding voting stock, from engaging in a "combination" with a publicly-held Nevada corporation for three years following the date such person became an interested stockholder unless, before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approves the combination.

     The provisions authorizing our Board of Directors to issue preferred stock without stockholder approval and the provisions of the Nevada Revised Statutes relating to combinations with interested stockholders could have the effect of delaying, deferring or preventing a change in our control or the removal of our existing management. Each of the indentures relating to the senior notes of EchoStar DBS Corporation (one of our wholly-owned subsidiaries) also contains provisions with respect to a change of control. The series C preferred stock certificate of designation also contains certain change of control provisions.

     Charles W. Ergen, our Chairman, President and Chief Executive Officer, owns 119,217,604 shares of class B common stock, which constitute all of the outstanding class B shares. These shares are transferable to other persons, subject to securities laws limitations. If Mr. Ergen transferred a substantial portion of his shares of class B common stock, a change in control of EchoStar would result and Mr. Ergen would receive any premium paid for control of our company. In addition, any such change in control would result in an obligation on the part of EchoStar DBS Corporation, our wholly-owned subsidiary, to offer to purchase at a premium all of its outstanding senior notes.

                              PLAN OF DISTRIBUTION

     We are registering the class A common stock covered by this prospectus for the selling shareholders. These shares may be sold or distributed from time to time by the selling shareholders, by their donees or transferees or by their other successors in interest. The selling shareholders, on a pro-rata basis, will pay the fees and expenses of registering the class A common stock, including the reasonable fees and disbursements of persons retained by us, as well as any commissions or transfer taxes relating to the sale of the class A common stock.

     We have agreed to indemnify the selling shareholders against certain liabilities relating to resale of the common stock under the Securities Act of 1933. These agreements provide for rights of contribution if indemnification is not available.

     The selling shareholders, or any underwriters or other agents they may engage, may sell these shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders reserve the right to accept or reject, in whole or in part, any proposed purchase of these shares, whether the purchase is to be made directly or through agents.

     The selling shareholders may offer these shares at various times in one or more of the following transactions:

     - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

     - in transactions involving cross or block trades or otherwise on the Nasdaq National Market;

     - in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

     - in transactions "at the market" to or through market makers of EchoStar common stock or into an existing market for the common stock;

     - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

     - through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

     - in face-to-face transactions between sellers and purchasers without a broker-dealer;

     - in transactions to cover short sales; and

     - in a combination of any of the foregoing transactions.

     The selling shareholders also may sell these shares in accordance with Rule 144 under the Securities Act.

     The selling shareholders may sell short their class A common stock. The selling shareholders may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

     The selling shareholders may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of the class A common stock in the course of hedging the positions they assume with the selling shareholders, including positions assumed in connection with distributions of these shares by such broker-dealers. The selling shareholders also may enter into options or other transactions with broker-dealers that involve the delivery of these shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, the selling shareholders may loan or pledge these shares to a financial institution or a broker-dealer, which may sell the loaned shares or, upon a default by the selling shareholder of the secured obligation, may sell or otherwise transfer the pledged shares.

     The selling shareholders may use brokers, dealers, underwriters or agents to sell these shares and may enter into customary forms of underwriting agreements in connection therewith. Any underwriter or agent involved in the offer and sale will be named in the applicable prospectus supplement. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions, and will be set forth in the applicable prospectus supplement. This compensation may be paid by the selling shareholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the offer and sale of these shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of these shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     We have advised the selling shareholders that during such time as they may be engaged in a distribution of these shares, they are required to comply with Regulation M under the Securities Exchange Act of 1934. With certain exceptions, Regulation M prohibits the selling shareholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

     The selling shareholders have agreed to the following limitations with respect to the sale of these shares:

     - Until all payments under the agreements for the construction and launch of our EchoStar V and EchoStar VI DBS satellites have been made by the selling shareholders (the "Satellite Payments"), the selling shareholders cannot sell, assign or otherwise transfer or dispose of more than 3,441,248 shares.

     - Assuming the Satellite Payments have been made; (i) from October 8, 1999 through June 24, 2000, the selling shareholders may sell or transfer a maximum of 11,470,824 shares in the aggregate; and (ii) from June 25, 2000 and June 24, 2001, the selling shareholders may sell or transfer a maximum of 22,941,648 shares in the aggregate, less any shares sold prior to June 25, 2000.

     - Assuming the Satellite Payments have been made, the selling shareholders are permitted, under a firm commitment underwritten public offering, to sell that number of shares that does not exceed (i) the difference between 17,206,160 shares and the number of shares sold or transferred by the selling shareholders during the period from October 8, 1999 through June 24, 2000 or (ii) the difference between 27,529,976 shares and the number of shares sold or transferred by the selling shareholders during the period from June 25, 1999 to June 24, 2001. As of the date of this prospectus, no underwriter has been engaged by the selling shareholders.

     - Once the Satellite Payments have been made, from and after June 25, 2001, the selling shareholders may sell or transfer their shares without respect to any contractual restriction on the number of shares sold.

     As of the date of this prospectus, the Satellite Payments have not been made, but are required to be made by the selling securityholders prior to the launch of EchoStar VI.

     It is possible that a significant number of these shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

                                 LEGAL MATTERS

     Friedlob Sanderson Raskin Paulson & Tourtillott, LLC, Denver, Colorado, will pass on the validity of the class A common stock offered by this prospectus. Mr. Friedlob, a member of the firm, is also a member of our Board of Directors and owns options to acquire 44,000 shares of class A common stock. Friedlob Sanderson Raskin Paulson & Tourtillott, LLC will rely on an opinion of Hale Lane Peek Dennison Howard and Anderson, Reno, Nevada, as to matters of Nevada law.

                                    EXPERTS

     The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of such firm as experts in giving said report.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DECEMBER 2, 1999


                                 ECHOSTAR LOGO


                   12,000,000 SHARES OF CLASS A COMMON STOCK


             ------------------------------------------------------

                             PROSPECTUS SUPPLEMENT
             ------------------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE

                          ALLEN & COMPANY INCORPORATED

                           CREDIT SUISSE FIRST BOSTON

                              MERRILL LYNCH & CO.

--------------------------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR THE AFFAIRS OF ECHOSTAR HAVE NOT CHANGED SINCE THE DATE HEREOF.
--------------------------------------------------------------------------------